UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Earnings Release for the Three Months and Year Ended 31
December 2024

QUARTER 4 2024 EARNINGS RELEASE	2

AngloGold Ashanti delivers nine-fold increase in 2024 free cash flow* to $942m versus prior year; Adjusted EBITDA* +93% year-on-year and H2 dividend growth of 263% to 69 US cents per share; total cash costs* +4% for FY 2024, below group inflation.

Sukari, Egypt
AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the
“Company”) delivered significant year-on-year gains in earnings and free cash flow* in 2024, following continued focus on cost control and the year’s strongest gold production period from its managed operations(2)(3)(4) in Q4 2024.
Higher revenues were reflected in significantly stronger cash flow and earnings in a year where costs rose by less than half the inflation rate for managed operations, and the Company focused on active management of working capital.
Free cash flow* rose to $942m in 2024, up from $109m in 2023.
Adjusted earnings before interest, tax, depreciation and
amortisation (“Adjusted EBITDA*”) rose 93% to $2.747bn, from
$1.420bn in 2023.
"The significant growth in free cash flow* -- to almost a billion dollars in 2024 — is a result of our focus on continued operational and efficiency improvements, which in turn have allowed us to capture the benefit of a healthy gold price,” CEO Alberto Calderon said. “With the business receiving appropriate investment and the balance sheet at its strongest position in well over a decade, we’re able to pass on those benefits to shareholders in a more generous dividend policy.”
Headline earnings(5) of $954m, or 221 US cents per share for
2024, compared to a headline loss(5) of $46m, or 11 US cents per share for 2023. The average gold price received per ounce* for the group rose 24% to $2,394/oz in 2024 from $1,930/oz in 2023.
New Dividend Policy Improves Competitiveness
As a result of improved operational fundamentals, a robust
balance sheet, and increased confidence in the Company’s
outlook, the Company’s Board of Directors has approved a
revised dividend policy aimed at delivering enhanced and
sustainable shareholder returns. Under the new policy, AngloGold
Ashanti will target a 50% payout of free cash flow, where free cash flow is defined as operating cash flow less capital
expenditure of managed operations, subject to maintaining an adjusted net debt to adjusted EBITDA ratio of 1.0 times.
Additionally, the revised policy introduces a base dividend of
$0.50 per share per annum, payable in quarterly increments of
$0.125 per share. This base dividend represents the minimum
payout, ensuring a stable return to shareholders even through commodity price cycles. This enhanced policy reflects the
Company’s commitment to strong capital discipline, financial resilience, and delivering long-term value to shareholders, while providing greater predictability and downside protection in
varying market conditions.
An interim dividend of $347m, or 69 US cents per share, was
declared for the second half. This takes the total payout for 2024 to $439m, or 91 US cents per share.
The new policy is an important part of a balanced capital
allocation framework. The leverage target — a maximum of one times Adjusted net debt* to Adjusted EBITDA*, through the cycle
— remains unchanged, as does ensuring a well capitalised
portfolio  and the ability to fund growth projects.
Lowest Leverage Since 2011
The balance sheet remained in a strong position after funding all capital expenditure, the prior dividend payment and the cash portion of the acquisition of Centamin plc (“Centamin”). At the end of 2024, Adjusted net debt* was $567m, and the Adjusted net
debt* to Adjusted EBITDA* ratio was 0.21 times, the lowest since
2011. There was approximately $2.6bn in liquidity, including cash and cash equivalents of $1.4bn, at year end.
Improved Fundamentals Support 2024 Performance
AngloGold Ashanti posted strong performances from several key operations during 2024, demonstrating improved operational
resilience. The Australian mines recovered well from rains and flooding in the first half of the year, while Siguiri finished the year well after Q1 2024 production was impacted by metallurgical
recovery challenges.
The marked operational turnaround of the Brazilian operations also continued to gain momentum following resumption of
concentrate processing at the Queiroz plant during Q3 2024.
Obuasi delivered an improved Q4 2024 performance, in line with its revised mine plan, amid improved sub-level open stoping and the continued rollout of the underhand drift and fill method.
The Company’ s Total Recordable Injury Frequency Rate (“TRIFR”)
of 0.98 injuries per million hours worked in 2024 improved
compared to 1.09 in 2023, and remains far better than the
average 2023 performance of 2.59 injuries per million hours
worked by the members of the International Council on Mining and Metals.
Group gold production(2)(3)(4), including 40,000oz from Sukari, was
2.661Moz for 2024. Gold production(2)(3)(4) for the year was driven by year-on-year improvements at Cuiabá (AGA Mineração) (+8%),

QUARTER 4 2024 EARNINGS RELEASE	3

2024 I GROUP PERFORMANCE

CONTINUED
Cerro Vanguardia (+7%), Siguiri (+5%), Sunrise Dam (+3%) and
Tropicana (+1%), as well as the introduction of Sukari into the portfolio. These increases were partly offset by lower gold
production contributions from Iduapriem (-12%), Kibali (-10%) and
Serra Grande (-7%). At Obuasi, gold production for the year was
221,000oz, in line with recent guidance, at a total cash cost* of
$1,214/oz. The Obuasi mine generated $26m of free cash flow*
for 2024.
The solid gold production performance from AngloGold Ashanti’s managed operations, alongside continued implementation of the
Full Asset Potential programme and increased vigilance on
expenditures at the site level,  delivered a strong overall cost performance despite persistent inflation across several of its operating jurisdictions. The aggregate inflation rate for the group was about 6.6%, which represents consumer price index (CPI)
changes in the jurisdictions in which the Company operates. This increase in inflation was partially mitigated by favourable
exchange rate fluctuations.
Total cash costs per ounce* for the group(1)(2)(3) rose 4% year-on-
year to $1,157/oz in 2024 versus $1,115/oz in 2023. Total cash costs per ounce* for managed operations(1)(2)(3) rose by only 2%
year-on-year to $1,187/oz in 2024 versus $1,162/oz in 2023,
despite inflationary pressures on labour, material and contractor costs, and the impact of higher royalties paid, driven by the increase in the average gold price received per ounce*. All-in sustaining costs per ounce* (“AISC”) for the group(1)(2)(3) rose 4%
year-on-year to $1,611/oz in 2024 versus $1,544/oz in 2023
mainly due to increased total cash costs per ounce * and higher sustaining capital expenditure*.
Continued Exploration Success
The Company has achieved significant exploration success over the past five years, adding 20.9Moz to its gold Mineral Reserve before accounting for depletion and including the acquisition of
Centamin. This marks the seventh consecutive year that
AngloGold Ashanti has recorded annual increases in gold Mineral
Reserve before depletion. Following the acquisition of Centamin, total group Mineral Reserve at the end of 2024, was 31.2Moz, total group gold Measured and Indicated Mineral Resource was
67.1Moz and total group gold Inferred Mineral Resource was
55.0Moz.
Strong Operational Performance Recorded in Q4 2024
Gold production for the group(1)(2)(3)(4), including 40,000oz from the newly acquired Sukari mine, was 750,000oz for Q4 2024 versus
738,000oz in Q4 2023, mainly due to the addition of Sukari and higher production from Siguiri, Cerro Vanguardia, Sunrise Dam,
Tropicana and Cuiabá (AGA Mineração). This was partly offset by lower gold production year-on-year at the Kibali joint venture, where lower grades resulted in gold production of 80,000oz in Q4
2024 compared with 93,000oz in Q4 2023. At Obuasi, Q4 2024
gold production increased 13% quarter-on-quarter as the mine ramped up the underhand drift-and-fill mine plan, which targets the higher-grade areas where challenging ground conditions
prevail.
Total cash costs per ounce* for the group(1)(2)(3) increased 9%
year-on-year to $1,144/oz in Q4 2024 from $1,050/oz in Q4 2023.
AISC per ounce* for the group(1)(2)(3) rose by 3% year-on-year in Q4
2024 to $1,647/oz compared with $1,598/oz in Q4 2023.
Headline earnings(5) of $405m, or 89 US cents per share, in Q4
2024, compared to headline earnings(5) of $87m, or 21 US cents per share, in Q4 2023. Adjusted EBITDA* increased to $884m in
Q4 2024 from $574m in Q4 2023. Free cash flow* rose to $389m during Q4 2024, from $293m in Q4 2023.
Sukari Acquisition Bolsters Portfolio
On 22 November 2024, the acquisition of Centamin was
successfully completed. Integration of the Sukari gold mine, and
Eastern Desert Exploration commenced immediately. Sukari
contributed 40,000oz of gold production at a total cash cost* of
$1,165/oz in 2024. The mine contributed $61m in free cash flow*
to group free cash flow* in 2024.
“The addition of Sukari, a true tier-one operation, provides a step-
change in our production profile, while improving the cost outlook and enhancing cash flow generation”, CEO Alberto Calderon said.
Outlook(6)
The Company is pleased to provide updated 2025 guidance,
following the successful integration of Sukari into the portfolio.
Gold production for the group(2)(3)(4) is forecast to range between
2,900Moz and 3,225Moz.  Total cash cost* for the group(2)(3) is forecast to range between $1,125/oz and $1,225/oz and AISC*
for the group(2)(3) is forecast to range between $1,580/oz and
$1,705/oz. Total capital expenditure for the group(2)(3) is expected to be between $1,620m and $1,770m.
(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
(2) The term “managed operations” refers to subsidiaries managed by AngloGold
Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(3) On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin was included in the financial year ended 31 December 2024 from the effective date of acquisition.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) The financial measures “headline earnings (loss)” and “headline earnings (loss)
per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South
African Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-
GAAP financial measures for purposes of the rules and regulations of the US
Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(6) Refer to the disclaimer below the heading “Guidance” herein for further information.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 4 2024 EARNINGS RELEASE	4

GROUP I FINANCIAL AND OPERATING RESULTS

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Financial Results	Quarter	Quarter		Year	Year
	ended	ended	%	ended	ended	%
	Dec	Dec	Variance	Dec	Dec	Variance
US Dollar million, except as otherwise noted	2024	2023		2024	2023
Average gold price received *(1)(2)(3) ($/oz)	2,653	1,971	35%	2,394	1,930	24%
Adjusted EBITDA* ($m)	884	574	54%	2,747	1,420	93%
Headline earnings(5) ($m)	405	87	366%	954	(46)	2,174%
Capital expenditure - Group(2)(3) ($m)	369	357	3%	1,215	1,127	8%
Net cash flow from operating activities ($m)	690	404	71%	1,968	971	103%
Free cash flow* ($m)	389	293	33%	942	109	764%
Adjusted net debt* ($m)	567	1,268	(55)%	567	1,268	(55)%
Highlights
•Strong operating cash flow of
$1,968m, up 103% year-on-
year.
•Free cash flow* up 764% year-
on-year to $942m.
•Average gold price
received*(1)(2)(3) up 24% to
$2,394/oz year-on-year.
•Year-on-year  increase of 93%
in Adjusted EBITDA* to
$2,747m.
•Adjusted net debt*, reduced by
55% year-on-year to $567m.

Operating Results	Quarter	Quarter		Year	Year
	ended	ended	%	ended	ended	%
	Dec	Dec	Variance	Dec	Dec	Variance
US Dollar million, except as otherwise noted	2024	2023		2024	2023
Gold production - Group(1)(2)(3)(4) (koz)	750	738	2%	2,661	2,644	1%
Gold production - Managed ops(1)(2)(3)(4)(koz)	670	645	4%	2,352	2,301	2%
Total cash costs - Group(1)(2)(3) ($/oz)	1,144	1,050	9%	1,157	1,115	4%
Total cash costs - Managed ops(1)(2)(3) ($/oz)	1,165	1,092	7%	1,187	1,162	2%
AISC - Group(1)(2)(3) ($/oz)	1,647	1,598	3%	1,611	1,544	4%
AISC - Managed ops(1)(2)(3) ($/oz)	1,702	1,701	—%	1,672	1,634	2%
    Highlights
•Group gold production(1)(2)(3)(4)
of 2,661koz, up 1% year-on-
year, with Managed ops(1)(2)(3)(4)
up 2%.
•Group total cash costs*(1)(2)(3)
up 4% year-on-year to $1,157/
oz, with Managed ops(1)(2)(3) up
2%.
•Group AISC*(1)(2)(3), increased
by 4% year-on-year to $1,611/
oz, with Managed ops(1)(2)(3) up
2%.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 4 2024 EARNINGS RELEASE	5

FINANCIAL AND OPERATING RESULTS I AT A GLANCE

QUARTER IN REVIEW

Prioritise people, safety, health and sustainability	ZERO	1.06 injuries per million hours worked
	Fatalities at Company managed operations (including contractors)	Total Recordable Injury Frequency Rate
	0% (2023 Q4: 0)	25% (2023 Q4: 0.85)

Maintain financial flexibility	$389m	$690m	$567m
	Free cash flow*	Net cash flow from operating activities	Adjusted net debt*
	33% (2023 Q4: $293m)	71% (2023 Q4: $404m)	(55%) (2023 Q4: $1,268m)

Optimise overhead, costs and capital expenditure	$1,144/oz	$1,647/oz	$369m
	Total cash costs*	All-in sustaining costs*	Capital expenditure
	9% (2023 Q4: $1,050/oz)	3% (2023 Q4: $1,598/oz)	3% (2023 Q4: $357m)

Maintain long-term optionality	0.21X	$567m	$884m
	Adjusted net debt* : Adjusted EBITDA*	Adjusted net debt*	Adjusted EBITDA*
	(76%) (2023 Q4: 0.89x)	(55%) (2023 Q4: $1,268m)	54% (2023 Q4: $574m)

*Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Improve portfolio quality	CENTAMIN ACQUISITION	OBUASI NEW UHDF MINING METHOD

Centamin acquisition was completed on
22 November 2024 including flagship
Sukari Mine in Egypt, which brought
another Tier 1 gold mine into our
portfolio as well as prospective
exploration properties in Egypt’s Eastern
Desert and  projects in Côte d’Ivoire. The
acquisition improved cash flow and
long-term value of the business as it
increased gold production and
decreased our cost profile, further
diversifying the portfolio,

The Underhand Drift and Fill mining
method (“UHDF”) has been safely and
successfully trialed. UHDF will be scaled
up to form part of a hybrid mining
approach alongside sub-level open
stoping, to underpin a progressive
increase in anticipated gold production
to a rate of approximately 400,000oz per
annum by 2028.

QUARTER 4 2024 EARNINGS RELEASE	6

FINANCIAL AND OPERATING RESULTS I AT A GLANCE

FULL YEAR IN REVIEW

Prioritise people, safety, health and sustainability	One	0.98injuries per million hours worked
	Fatalities at Company managed operations (including contractors)	Total Recordable Injury Frequency Rate
	(2023 : 0)	(10%) (2023: 1.09)

Maintain financial flexibility	$942m	$1,968m	$567m
	Free cash flow*	Net cash flow from operating activities	Adjusted net debt*
	764% (2023: $109m)	103% (2023: $971m)	(55%) (2023 : $1,268m)

Optimise overhead, costs and capital expenditure	$1,157/oz	$1,611/oz	$1,215m
	Total cash costs*	All-in sustaining costs*	Capital expenditure
	4% (2023: $1,115/oz)	4% (2023: $1,544/oz)	8% (2023: $1,127m)

Maintain long-term optionality	$2,747m	67.1Moz	55.0Moz
	Adjusted EBITDA*	Measured and Indicated Mineral Resource	Inferred Mineral Resource
	93% (2023 : $1,420m)	12% (2023: 59.9Moz)	18% (2023 : 46.4Moz)

*Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Improve portfolio quality	FULL ASSET POTENTIAL PROGRAMME

Drives strong cost performance, offsetting inflationary impacts which delivers significant efficiencies, greater predictability and much improved resilience to withstand gold production disruptions.
Since the implementation of the programme, total cash costs in real terms have declined 5% over Q1 2021 to Q4 2024. Furthermore, this has resulted in $621m in incremental Adjusted EBITDA since 2022.

QUARTER 4 2024 EARNINGS RELEASE	7

GROUP I FINANCIAL AND OPERATING KEY STATISTICS

London, Denver, Johannesburg, 19 February 2025 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the three months and year ended 31 December 2024.

Key Statistics		Quarter	Quarter	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
US Dollar million, except as otherwise noted		2024	2023	2024	2023
Operating review
Gold
Produced - Group (1) (2) (3) (4)	- oz (000)	750	738	2,661	2,644
Produced - Managed operations (1) (2) (3) (4)	- oz (000)	670	645	2,352	2,301
Produced - Non-managed joint ventures (2)	- oz (000)	80	93	309	343

Sold - Group (1) (2) (3) (4)	- oz (000)	725	711	2,679	2,624
Sold - Managed operations(1) (2) (3) (4)	- oz (000)	647	619	2,370	2,281
Sold - Non-managed joint ventures (2)	- oz (000)	78	92	309	343

Financial review
Gold income	- $m	1,716	1,223	5,673	4,480
Cost of sales - Group	- $m	1,144	1,023	4,106	3,913
Cost of sales - Managed operations	- $m	1,043	929	3,726	3,541
Cost of sales - Non-managed joint ventures	- $m	101	94	380	372
Total operating costs	- $m	815	740	2,911	2,870
Gross profit	- $m	707	327	2,067	1,041

Average gold price received per ounce* - Group (1) (2) (3)	- $/oz	2,653	1,971	2,394	1,930
Average gold price received per ounce* - Managed operations (1) (2) (3)	- $/oz	2,652	1,969	2,393	1,927
Average gold price received per ounce* - Non-managed joint ventures (2)	- $/oz	2,662	1,984	2,401	1,948
All-in sustaining costs per ounce* - Group (1) (2) (3)	- $/oz	1,647	1,598	1,611	1,544
All-in sustaining costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,702	1,701	1,672	1,634
All-in sustaining costs per ounce* - Non-managed joint ventures (2)	- $/oz	1,188	907	1,146	951
All-in costs per ounce* - Group (1) (2) (3)	- $/oz	1,840	1,794	1,846	1,754
All-in costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,895	1,909	1,910	1,857
All-in costs per ounce* - Non-managed joint ventures (2)	- $/oz	1,388	1,023	1,351	1,074
Total cash costs per ounce* - Group (1) (2) (3)	- $/oz	1,144	1,050	1,157	1,115
Total cash costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,165	1,092	1,187	1,162
Total cash costs per ounce* - Non-managed joint ventures (2)	- $/oz	967	761	935	802

Profit before taxation	- $m	698	144	1,672	63
Adjusted EBITDA*	- $m	884	574	2,747	1,420
Total borrowings	- $m	2,125	2,410	2,125	2,410
Adjusted net debt*	- $m	567	1,268	567	1,268

Profit (loss) attributable to equity shareholders	- $m	470	28	1,004	(235)
	- US cents/share	103	7	233	(56)
Headline earnings (loss) (5)	- $m	405	87	954	(46)
	- US cents/share	89	21	221	(11)
Net cash inflow from operating activities	- $m	690	404	1,968	971
Free cash flow*	- $m	389	293	942	109
Capital expenditure - Group(2)(3)	- $m	369	357	1,215	1,127
Capital expenditure - Managed operations(2)(3)	- $m	333	334	1,090	1,042
Capital expenditure - Non-managed joint ventures (2)	- $m	36	23	125	85

(1)All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce*, all-in sustaining costs per ounce*, all-in costs per ounce* and total cash costs per ounce* metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated.

(2)The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by
AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(3)On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin was included in the financial year ended 31 December 2024 from the effective date of the acquisition.
(4)Includes gold concentrate from the Cuiabá mine sold to third parties.
(5)The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock
Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	8

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY AND ANNUAL REVIEW
GOLD PRODUCTION
Gold production for the group in 2024 was 2,661,000oz,
compared to 2,644,000oz in 2023.
Gold production for the group increased by 1% year-on-year, with improvements recorded at Cuiabá (AGA Mineração) (+8%), Cerro
Vanguardia (+7%), Siguiri (+5%), Sunrise Dam (+3%) and
Tropicana (+1%), as well as the introduction of Sukari into the portfolio. These increases were partly offset by lower gold
production contributions from Iduapriem (-12%) and Kibali (-10%)
both impacted by excessive rainfall, as well as Serra Grande (-7%)
and Obuasi (-1%), whilst gold production at Geita remained steady relative to the prior year. The Company realised overall year-on-
year uplifts in milled tonnes and underground recovered-grade, on the back of continued reinvestment in improvement initiatives.
Cuiabá (AGA Mineração) had a strong fourth quarter and year, continuing its performance turnaround with consistent gold
production helped by the resumption of processing and refining of gold concentrate at the Queiroz metallurgical plant in
September, contributing to a 16% reduction year-on-year in total cash costs per ounce*. The Australian assets overcame
challenges from flooding, which occurred towards the end of Q1
2024, finishing the year strongly by delivering a 5% improvement in gold production compared to Q4 2023.
COSTS
Total cash costs per ounce* for the group increased by 9% year-
on-year to $1,144/oz in Q4 2024, from $1,050/oz in Q4 2023.
Total cash costs per ounce* for managed operations increased
7% year-on-year from  $1,092/oz in Q4 2023 to $1,165/oz in Q4
2024 mainly due to higher input costs. Total cash costs per
ounce* for non-managed joint ventures increased by 27% year-
on-year from $761/oz in Q4 2023 to $967/oz in Q4 2024,
reflecting Kibali’s weaker performance.
Total cash costs per ounce*  for the group increased by 4% year-
on-year to $1,157/oz in 2024 from $1,115/oz in 2023. Total cash costs per ounce* for managed operations increased 2% year-on-
year from $1,162/oz in 2023 to $1,187/oz in 2024.  Total cash costs per ounce* for non-managed joint ventures increased by
17% year-on-year from $802/oz in 2023 to $935/oz in 2024. The overall cost performance came amid an about 6.6% inflation rate increase, which represents CPI changes in the jurisdictions in which the Company operates, and about 2% higher costs related to royalties based on the average gold price received per ounce*
during 2024, partly offset by an about 4% weaker cumulative
foreign currency exchange rate against the US dollar.
AISC per ounce* for the group rose 3% year-on-year  to $1,647/oz in Q4 2024, from $1,598/oz in Q4 2023.  AISC per ounce* for
managed operations remained steady year-on-year at $1,701/oz in Q4 2023 versus $1,702/oz in Q4 2024,. AISC per ounce* for non-managed joint ventures increased by 31% year-on-year from
$907/oz in Q4 2023 to $1,188/oz in Q4 2024.
AISC per ounce* for the group rose by 4% year-on-year to $1,611/
oz in 2024, from $1,544/oz in 2023.  AISC per ounce* for
managed operations increased by 2% year-on-year to $1,672/oz, compared to $1,634/oz in 2023,  mainly due to an increase in total cash costs per ounce*, sustaining capital expenditure*, and rehabilitation costs. AISC per ounce* for non-managed joint
ventures increased by 21% year-on-year from $951/oz in 2023 to
$1,146/oz in 2024, reflecting Kibali’s weaker performance.
ADJUSTED EBITDA*
Adjusted earnings before interest, tax, depreciation and
amortisation* (“Adjusted EBITDA*”) for Q4 2024 was $884m,
compared with $574m for Q4 2023. Adjusted EBITDA* was higher year-on-year mainly due to a higher average gold price received per ounce*, higher gold ounces sold, lower costs associated with old tailing storage facilities (“TSFs”) and governmental fiscal claims and higher equity earnings from associates and non-
managed joint ventures. This increase was partly offset by higher operating costs, higher indirect taxes, legal fees mainly related to the Centamin acquisition, realised losses on non-hedge derivative contracts, and lower insurance claim credits than the prior year period.
Adjusted EBITDA* for 2024 was $2,747m, compared with
$1,420m in 2023. Adjusted EBITDA* was higher year-on-year
mainly due to a higher average gold price received per ounce*, higher gold ounces sold, lower costs associated with old TSF and governmental fiscal claims, higher equity earnings from
associates and non-managed joint ventures, and corporate
restructuring costs in the prior period which did not recur in the current period.  This increase was partly offset by higher
operating and rehabilitation costs in the current period,
unfavourable inventory movements, higher corporate costs, legal fees mainly related to the Centamin acquisition, and realised losses on non-hedge derivative contracts.
EARNINGS
Basic earnings (profit attributable to equity shareholders) for Q4
2024 were $470m, or 103 US cents per share, compared  to

QUARTER 4 2024 EARNINGS RELEASE	9

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY AND ANNUAL REVIEW CONTINUED
$28m, or 7 US cents per share in Q4 2023. Basic earnings were higher year-on-year mainly due to a higher average gold price received per ounce*, impairment reversals in the current period versus impairments in Q4, 2023,  lower losses on derecognition of assets, favourable foreign exchange and fair value adjustments and lower care and maintenance costs. This increase was partly offset by higher operating and royalty costs, lower insurance credits than the prior period,  legal fees mainly associated with the Centamin acquisition, higher other indirect taxes, lower equity earnings from associates and non-managed joint ventures and
higher taxation.
Basic earnings (profit attributable to equity shareholders) for
2024 were $1,004m, or 233 US cents per share, compared  to a loss of $235m, or 56 US cents per share in 2023. Basic earnings were higher year-on-year mainly due to a higher average gold price received per ounce*, impairment reversals in the current period versus impairments in 2023, lower losses on derecognition of assets, favourable foreign exchange and fair value
adjustments, lower costs associated with old TSF and
governmental fiscal claims, and corporate restructuring costs in the prior period which did not recur in the current period. This increase was partly offset by higher operating and rehabilitation costs in the current period, unfavourable inventory movements, higher corporate costs, legal fees mainly related to the Centamin acquisition, higher care and maintenance costs, lower equity earnings from associates and non-managed joint ventures and
higher taxation.
Headline earnings‡ for Q4 2024 were $405m, or 89 US cents per share, compared with $87m, or 21 US cents per share, in Q4
2023. Headline earnings were higher year-on-year mainly due to the same reasons which contributed to the increase in basic
earnings in Q4 2024, in addition there were impairment reversals in the current period versus impairments in the prior period, and lower losses on derecognition of assets and taxes thereon.
Headline earnings‡ for 2024 were $954m, or 221 US cents per
share, compared with a loss of $46m, or 11 US cents per share, in
2023. Headline earnings were higher year-on-year mainly due to the same reasons which contributed to the increase in basic
earnings in 2024, in addition there were impairment reversals in the current period versus impairments in the prior period, and lower losses on derecognition of assets and taxes thereon.
‡ The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with
IFRS® Accounting Standards, but in accordance with the Headline
Earnings Circular 1/2023, issued by the South African Institute of
Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures
are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
CASH FLOW
Net cash inflow from operating activities was $690m in Q4 2024, compared to $404m in Q4 2023. This 71% increase was mainly
due to the higher average gold price received per ounce* and lower corporate restructuring costs, partly offset by lower
dividends received from joint ventures and higher net taxes paid.
After accounting for capital expenditure and loan repayments from Kibali, the Company recorded free cash inflow* of $389m during Q4 2024, compared to a free cash inflow* of $293m in Q4
2023.
Net cash inflow from operating activities was $1,968m in 2024, compared to $971m in 2023. This 103% increase was mainly due to the higher average gold price received per ounce* and lower corporate restructuring costs, partly offset by lower dividends received from joint ventures and higher net taxes paid. After accounting for capital expenditure and loan repayments from
Kibali, the Company recorded free cash inflow* of $942m during
2024, compared to a free cash inflow* of $109m in 2023.
Free cash flow* before non-sustaining capital expenditure*
(attributable to ordinary shareholders), the metric on which the dividend payment was previously based, was an inflow of $408m in Q4 2024, compared to an inflow of $340m in Q4 2023. The
Company’s Board of Directors has reviewed the capital allocation policy and approved an amendment to the calculation of the
gross dividend.  Under the new policy, AngloGold Ashanti will target a 50% payout of free cash flow*, where free cash flow* is defined as operating cash flow less capital expenditure of
managed operations, subject to maintaining an Adjusted net
debt* to Adjusted EBITDA* ratio of 1.0 times. Additionally, the revised policy introduces a base dividend of $0.50 per share per annum, payable in quarterly increments of $0.125 per share. The proposed interim dividend, based on the revised dividend policy, for the six months ended 31 December 2024, is 69 US cents per share.
AngloGold Ashanti received dividends of $44m and loan
repayments of $10m from the Kibali joint venture during Q4 2024, compared to dividends received of $94m during Q4 2023. At
31 December 2024, the Company’s attributable share of the

QUARTER 4 2024 EARNINGS RELEASE	10

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY AND ANNUAL REVIEW CONTINUED
outstanding cash balances from the Democratic Republic of the
Congo (“DRC”) was $39m, compared to nil at 30 September 2024.
Free cash flow* was impacted by movements in the lock-up of
value added tax (“VAT”) at Geita and Kibali and foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”):
•In Tanzania, net overdue recoverable VAT input credit refunds
(after discounting provisions) increased by $25m during Q4
2024 to $163m from $138m at 30 September 2024, as a
result of foreign exchange adjustments of $25m,  new claims
submitted of $23m and discounting adjustments of $3m,
partially offset by processing verified VAT claims against
corporate tax payments of $26m. AngloGold Ashanti expects
to continue offsetting verified VAT claims against corporate taxes.
•In the DRC, the Company's attributable share of the net
recoverable VAT balance (including recoverable fuel duties
and after discounting provisions) decreased by $11m during
Q4 2024 to $65m from $76m at 30 September 2024, as a
result of claim refunds of $11m and an unwinding of discount and revaluation adjustments decrease of $6m, partially offset by new claims submitted of $6m.
•In Argentina, the net export duty receivables (after discounting provisions) remained steady at $3m# during Q4 2024 relative
to Q3 2024. In addition, CVSA’s cash balance decreased by
$36m# during Q4 2024 to $134m# from $170m# at
30 September 2024. The cash remains available for CVSA’s
operational and exploration requirements.
•During Q4 2024, CVSA paid the remaining offshore dividends
of $50m# to AngloGold Ashanti by entering into a currency
swap to obtain the necessary US dollars.
# US dollar equivalent and at prevailing exchange rates.
GOLD HEDGES
During Q4 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000oz of gold for the period from
January 2024 to December 2024 in order to manage gold price
downside risk of the high costs associated with the Brazilian operations. During Q4 2024, the price of gold remained elevated above the cap of these gold derivatives. The call options on the hedge structure were exercised by the banks resulting in a
realised loss position of approximately $38.5m during Q4 2024.
The average price of gold for Q4 2024 was calculated as
$2,661/ oz which was greater than the call strike of $2,148/oz on those gold derivatives. AngloGold Ashanti recorded a total
realised loss of $86m in respect of these gold derivatives in 2024.
All gold hedges expired at 31 December 2024 and there are no hedges in place for 2025. As a result, the Company is fully
unhedged with respect to its gold production as of 1 January
2025.
Tropicana, Australia

QUARTER 4 2024 EARNINGS RELEASE	11

GROUP I FINANCIAL AND OPERATING RESULTS

FREE CASH FLOW*

FREE CASH FLOW*	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Cash generated from operations	713	306	2,063	871
Dividends received from joint ventures	44	94	88	180
Taxation refund	—	36	6	36
Taxation paid	(67)	(32)	(189)	(116)
Net cash inflow from operating activities	690	404	1,968	971
Corporate restructuring costs	—	238	2	268
Capital expenditure on tangible and intangible assets	(333)	(334)	(1,090)	(1,042)
Net cash from operating activities after capital expenditure	357	308	880	197
Repayment of lease liabilities	(23)	(27)	(91)	(94)
Finance costs accrued and capitalised	(33)	(37)	(139)	(132)
Net cash flow after capital expenditure and interest	301	244	650	(29)
Repayment of loans advanced to joint ventures	10	—	149	—
Other net cash inflow from investing activities	42	47	113	125
Other	26	2	35	4
Add backs:
Cash restricted for use	10	—	(5)	9
Free cash flow*(1)	389	293	942	109

(1) Free cash flow* has been adjusted to exclude corporate restructuring costs and Centamin acquisition costs.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
BALANCE SHEET AND LIQUIDITY
Adjusted net debt* decreased to $567m at 31 December 2024
from $1,268m at 31 December 2023. The ratio of Adjusted net
debt* to Adjusted EBITDA* was 0.21 times at 31 December  2024 compared to 0.89 times at 31 December 2023. The Company
remains committed to maintaining a flexible balance sheet with an Adjusted net debt* to Adjusted EBITDA* target ratio of 1.0 times through the cycle. At 31 December 2024, the balance sheet remained strong, with liquidity comprising the US$1.4bn 2022 multi-currency RCF of which $1.22bn was undrawn, and the
South African R150m ($8m) RMB corporate overnight facility
which was undrawn. The 2021 Geita multi-currency RCF matured on 13 December 2024. At 31 December 2024, the $65m 2022
Siguiri RCF was fully drawn. At 31 December 2024, the Company had a cash and cash equivalent  balance (net of bank overdraft)
of approximately $1.397bn, taking overall group liquidity to approximately $2.6bn.
CAPITAL EXPENDITURE
For Q4 2024, sustaining capital expenditure* of the group
decreased by 7% year-on-year to $285m, from $308m in Q4 2023.
Sustaining capital expenditure* of managed operations for Q4
2024 was $266m, a year-on-year decrease of 10% compared to
$295m in Q4 2023. The decrease was mainly due to once-off
costs incurred in Q4 2023, including the carbon-in-leach (“CIL”)
Tank 1 failure recovery project at Siguiri.  Sustaining capital expenditure* of non-managed joint ventures increased by 46%
year-on-year to $19m in Q4 2024, from $13m in Q4 2023, mainly due to higher expenditure on heavy mobile equipment (“HME”)
rebuilds and IT projects.
Non-sustaining capital expenditure* of the group was 71% higher year-on-year at $84m in Q4 2024, compared to $49m in Q4 2023.
Non-sustaining capital expenditure* of managed operations
increased by 72% year-on-year to $67m in Q4 2024, from $39m in
Q4 2023 mainly due to higher Beposo TSF spend at Iduapriem,
the Havana growth project at Tropicana and at Siguiri due to infrastructure capital expenditure in preparation for Block 3 execution. Non-sustaining capital expenditure* of non-managed joint ventures increased by 70% year-on-year to $17m in Q4 2024, from $10m in Q4 2023,  mainly due to the solar energy project at
Kibali.
Capital expenditure of the group (including equity-accounted non-
managed joint ventures) was 8% higher year-on-year at  $1,215m, compared to $1,127m in 2023.  Capital expenditure of managed operations increased by 5% year-on-year to $1,090m in 2024,
compared to $1,042m in 2023. This increase  was mainly driven by a $26m increase in non-sustaining capital expenditure*,
primarily due to higher Beposo TSF spend at Iduapriem, and a
$22m increase in sustaining capital expenditure*, mainly due to acquisition of additional mining fleet at Siguiri and Mineral
Reserve development at Sunrise Dam. Capital expenditure of non-
managed joint ventures increased by 47% year-on-year to $125m in 2024, from $85m in 2023, mainly as a result of the Kibali solar energy project and cyanide TSF.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 4 2024 EARNINGS RELEASE	12

GROUP I FINANCIAL AND OPERATING RESULTS

GUIDANCE
2025 GUIDANCE

2025 Guidance
Gold production	Gold production (koz)
	–Managed operations	2,590 - 2,885
	–Non-managed joint ventures	310 - 340
	–Group	2,900 - 3,225
	Africa	1,935 - 2,160
	Australia	500 - 550
	Americas	465 - 515
Costs(1)	All-in sustaining costs per ounce* ($/oz)
	–Managed operations	1,600 - 1,725
	–Non-managed joint ventures	1,160 - 1,260
	–Group	1,580 - 1,705
	Africa	1,530
	Australia	1,700
	Americas	1,700
Total cash costs per ounce* ($/oz)
	–Managed operations	1,130 - 1,230
	–Non-managed joint ventures	970 - 1,050
	–Group	1,125 - 1,225
	Africa	1,090
	Australia	1,425
	Americas	1,225
Capital expenditure(1)	Capital expenditure ($m)
	–Managed operations	1,505 - 1,635
	–Non-managed joint ventures	115 - 135
	–Group	1,620 - 1,770
Sustaining capital expenditure* ($m)
	–Managed operations	1,035 - 1,125
	–Non-managed joint ventures	50 - 60
	–Group	1,085 - 1,185
Non-sustaining capital expenditure* ($m)
	–Managed operations	470 - 510
	–Non-managed joint ventures	65 - 75
	–Group	535 - 585

QUARTER 4 2024 EARNINGS RELEASE	13

REGIONS I FINANCIAL AND OPERATING RESULTS

GUIDANCE CONTINUED
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl.
Cost and capital forecast ranges for 2025 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2023 filed with the SEC.
Gold production is expected to range from 2.900Moz to 3.225Moz. Total cash costs per ounce* for managed operations are expected to range from $1,130/oz to $1,230/oz in 2025. Total cash costs per ounce* are forecast to remain within the guidance range due to the continued realisation of benefits from the Company’s Full Asset Potential review programme and the integration of Sukari. Sustaining capital expenditure* for 2025 is expected to grow from 2024 because of modest increases in stay-in-business capital and the full year of Sukari. The
Company’s managed operations are expected to operate at an AISC per ounce* ranging from $1,600/oz to $1,725/oz in 2025. Non-sustaining capital expenditure* for 2025 is expected to increase from 2024 due to additional investment in North Bullfrog and mining development at
Siguiri and Tropicana and the inclusion of Sukari for the full year. The Company continues to enforce capital and cost discipline across the business while prioritising the safety, health, and well-being of its employees and its host communities.

2026 GUIDANCE

2026 Guidance(1)
Gold production	Gold production (koz) - Group	2,900 - 3,225
Costs(1)	All-in sustaining costs per ounce* ($/oz) - Group	1,580 - 1,705
	Total cash costs per ounce* ($/oz) - Group	1,125 - 1,225
Capital expenditure(1)	Capital expenditure ($m) - Group	1,710 - 1,860
	Sustaining capital expenditure* ($m) - Group	1,085 - 1,185
	Non-sustaining capital expenditure* ($m) - Group	625 - 675
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,2540/$, ZAR18.00/$ and Brent $70/bbl.
Cost and capital forecast ranges for 2026 are expressed in “real” terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time.
Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2023 filed with the SEC.
2026 guidance reflects similar output to that in 2025 with anticipated growth at Obuasi. Continued progression of our Full Asset Potential programme and overall cost discipline underpins the guided flat cost metrics in real terms.  The expected increase in non-sustaining capital expenditure reflects the anticipated incremental investment in the construction of North Bullfrog.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

QUARTER 4 2024 EARNINGS RELEASE	14

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER AND YEAR  IN REVIEW
REGIONAL REVIEW
AFRICA REGION
In the Africa region, managed operations (including Sukari)
produced 360,000oz at a total cash cost* of $1,225/oz in Q4
2024, compared to 348,000oz at a total cash cost* of $1,076/oz in Q4 2023. In the Africa region, non-managed joint ventures produced (on an attributable basis) 80,000oz at a total cash cost*
of $967/oz in Q4 2024, compared to 93,000oz at a total cash
cost* of $761/oz in Q4 2023.
Managed operations (including Sukari) produced 1,254,000oz at a total cash cost* of $1,212/oz in 2024, compared to 1,237,000oz at a total cash cost* of $1,138/oz in 2023. In the Africa region, non-managed joint ventures produced (on an attributable basis)
309,000oz at a total cash cost* of $935/oz in 2024, compared to
343,000oz at a total cash cost* of $802/oz in 2023.
In Ghana, at Iduapriem, gold production was 50,000oz at a total cash cost* of $1,478/oz for Q4 2024, compared to 79,000oz at a total cash cost* of $962/oz during Q4 2023. Gold production
decreased by 37% year-on-year in Q4 2024 compared to Q4 2023, primarily due to lower ore tonnes mined and temporary
production challenges, including equipment and de-watering
issues. While these factors impacted recovered grades,
mitigation efforts included processing stockpile materials to sustain operations and maintain production continuity. Total cash costs per ounce* increased by 54% year-on-year in Q4 2024
compared to Q4 2023, primarily due to lower gold production and higher operating costs. This was driven by increased explosive usage and higher stockpile movement due to reduced ore mined.
Iduapriem’s gold production was 237,000oz at a total cash cost*
of $1,118/oz in 2024, compared to 268,000oz at a total cash
cost* of $943/oz in 2023. Gold production deceased by 12% year-
on-year in 2024 compared to 2023, primarily due to adverse
weather conditions, a 23% reduction in ore tonnes mined driven by operational challenges and lower equipment productivity. The decline in recovered grades (1.36g/t in 2024 vs. 1.54g/t in 2023), mainly from Block 7&8 Cut 2b and Block 5, further negatively impacted output. Gold production was also adversely affected by the processing of increased volumes of lower-grade stockpile material. Total cash cost per ounce* increased by 19% year-on-
year in 2024 compared to 2023, mainly reflecting the lower gold production and higher operating costs. Key factors included
increased mining contractor costs, higher inventory movements due to reduced ore delivery, and elevated royalties on higher gold prices. This increase was partially offset by cost savings in fuel, power, service, and refinery expenses, as well as the earlier-than-
expected completion of certain consultancy activities, and lower labour costs.
At Obuasi, gold production was 60,000oz at a total cash cost* of
$1,169/oz for Q4 2024, compared to 61,000oz at a total cash
cost* of $1,040/oz during Q4 2023. Gold production marginally decreased by 2% year-on-year in Q4 2024 compared to Q4 2023, mainly due to a 16% decline in treated tonnes, partially offset by a
14% grade improvement and higher process recovery.
Underground contributions increased, while surface contributions declined. Total cash costs per ounce* increased by 12% year-on-
year in Q4 2024 compared to Q4 2023, mainly due to higher
operating costs, including increased labour costs, higher support costs, higher contractor spend due to increased tonnes mined, and higher reagent consumption, partially offset by increased capital credits related to Mineral Reserve development.
Obuasi’s gold production was 221,000oz at a total cash cost* of
$1,214/oz in 2024, compared to 224,000oz at a total cash cost*
of $1,114/oz in 2023. Gold production marginally decreased by
1% year-on-year in 2024 compared to 2023, primarily due to a 3%
decline in treated grade (6.25g/t in 2024 vs. 6.44g/t in 2023), development delays, supply challenges with slag-based binder for paste fill, poor ground conditions, and stope sterilisation in Block
10. Treated ore tonnes increased slightly, while mill recovery remained consistent at 86%. Total cash cost per ounce* rose by
9% year-on-year in 2024 compared to 2023, mainly due to higher labour, material, and contractor costs, driven by a 9% increase in tonnes mined and a 1% rise in tonnes treated. Elevated reagent,

QUARTER 4 2024 EARNINGS RELEASE	15

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER AND YEAR IN REVIEW CONTINUED
cement and power costs, and increased underground
development expenses were partially offset by lower
consumption of other materials and stores.
In Guinea, at Siguiri, gold production was 74,000oz at a total cash cost* of $1,747/oz for Q4 2024, compared to 66,000oz at a total cash cost* of $1,693/oz in Q4 2023. Gold production
increased by 12% year-on-year in Q4 2024 compared to Q4 2023, mainly due to improved recovered grades, driven by the exclusion of Bidini carbonaceous material from the plant feed. Total cash costs per ounce* rose by 3% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by higher operating costs and royalties, partially offset by the increase in gold production.
Siguiri’s gold production was 273,000oz at a total cash cost* of
$1,703/oz in 2024, compared to 260,000oz at a total cash cost*
of $1,650/oz in 2023. Gold production increased by 5% year-on-
year in 2024 compared to 2023, mainly due to improved
metallurgical recovery following the removal of Bidini
carbonaceous material from the plant feed. This increase was partially offset by a reduction in head grade due to changes in the mining sequence. Total cash cost per ounce* increased by 3%
year-on-year in 2024 compared to 2023, mainly driven by higher mining and rehandle costs resulting from a 35% increase in
tonnes mined and 1% more tonnes treated.
In Tanzania, at Geita, gold production was 136,000oz at a total cash cost* of $892/oz for Q4 2024, compared to 142,000oz at a total cash cost* of $868/oz in Q4 2023. Gold production
decreased by 4% year-on-year in Q4 2024 compared to Q4 2023, mainly due to a 1% decline in head grade, reduced plant recovery, and 7% fewer tonnes treated, impacted by lower throughput rates from crusher circuit reliability issues and unplanned breakdowns.
Total cash cost per ounce* increased by 3% year-on-year in Q4
2024 compared to Q4 2023, mainly driven by higher operating
costs, royalties, and production taxes, partially offset by increased metal inventory credits from higher ore stockpiles from mining at
Nyamulilima Cut 2.
Geita’s gold production was 483,000oz at a total cash cost* of
$984/oz in 2024, compared to 485,000oz at a total cash cost* of
$984/oz in 2023. Gold production remained stable year-on-year in
2024 compared to 2023, with a slight decrease attributed to
minor mining and processing activity variances. Total cash cost per ounce* remained unchanged year-on-year in 2024 compared
to 2023, though individual cost components varied. Direct
operating costs decreased mainly due to labour, reagents, stores, and fuel savings. Higher inventory credits were driven by
increased ore stockpiling from Nyamulilima Cut 2. These savings were offset by higher royalties and production taxes due to
increased gold prices.
In Egypt, at Sukari, gold production was 40,000oz at a total cash cost* of $1,165/oz since its acquisition by the Company on
22 November 2024.
In the DRC, at Kibali, gold production (on an attributable basis)
was 80,000oz at a total cash cost* of $967/oz for Q4 2024,
compared to 93,000oz at a total cash cost* of $761/oz in Q4
2023. Gold production decreased by 14% year-on-year in Q4 2024 compared to Q4 2023 mainly due to adverse weather conditions, lower recovered grades, impacted by reduced tonnes and grades from underground and open-pit mining, operational challenges, and a higher proportion of open-pit ore treated compared to Q4
2023. Total cash cost per ounce* increased by 27% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by 14% lower
gold production and higher operating costs, partially offset by increased stockpile addition credits.
Kibali’s gold production (on an attributable basis) was 309,000oz at a total cash cost* of $935/oz in 2024, compared to 343,000oz at a total cash cost* of $802/oz in 2023. Gold production
decreased by 10% year-on-year in 2024 compared to 2023, mainly due to lower recovered grades from open-pit areas mined, driven by operational challenges and high initial waste stripping. This decrease was partially offset by higher open-pit tonnes treated compared to 2023. Total cash cost per ounce* increased by 17%
year-on-year in 2024 compared to 2023, mainly due to higher
operating costs and lower production volumes. The cost increase was primarily attributed to greater open-pit mining volumes, reduced stockpile credits due to less full-grade ore mined, and a higher stripping ratio. Increased waste-stripping capital credits partially mitigated these factors. The weakening of the Congolese franc against the US dollar had a minimal impact on overall costs due to limited exposure to local currency expenses.

QUARTER 4 2024 EARNINGS RELEASE	16

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER AND YEAR IN REVIEW CONTINUED
AUSTRALIA REGION

Australia
Sunrise Dam
Tropicana (70%)
Perth

Legend *Operations* *Projects* *Exploration* *Office*

In the Australia region, gold production (on an attributable basis) was 166,000oz at a total cash cost* of $1,171/oz in Q4
2024, compared to 158,000oz at a total cash cost* of $1,177/oz in Q4 2023.
Gold production (on an attributable basis) was 572,000oz at a total cash cost* of $1,287/oz in 2024, compared to 562,000oz at a total cash cost* of $1,251/oz in 2023.
At Sunrise Dam, gold production was 66,000oz at a total cash cost* of $1,406/oz for Q4 2024, compared to 62,000oz at a total cash cost* of $1,314/oz in Q4 2023. Gold production increased by
6% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by a 5% improvement in recovery, despite lower open-pit material mined, reduced milled tonnes, and additional shutdown activities.
Total cash cost per ounce* increased by 7% year-on-year in Q4
2024 compared to Q4 2023, mainly due to inventory movements.
Sunrise Dam’s gold production was 259,000oz at a total cash
cost* of $1,343/oz in 2024, compared to 252,000oz at a total cash cost* of $1,318/oz in 2023. Gold production increased by
3% year-on-year in 2024 compared to 2023, mainly due to higher grades from the underground mine and higher recoveries.
Total cash cost* per ounce increased by 2% year-on-year in 2024 compared to 2023, mainly due to longer haul distances, additional ground support requirements and plant shutdown activities
during the year.
At Tropicana, gold production (on an attributable basis) was
100,000oz at a total cash cost* of $924/oz for Q4 2024,
compared to 96,000oz at a total cash cost* of $1,015/oz in Q4
2023. Gold production increased by 4% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by higher surface ore tonnes, improved mined grades, and better underground grades. Total
cash cost per ounce* decreased by 9% year-on-year in Q4 2024 compared to Q4 2023, reflecting higher gold production, driven by higher mined grade, as well as reduced open-pit costs due to lower total material moved, with starting face position variances and prior year delays. Additionally, improved stockpile material buildup resulted in cost efficiencies .
Tropicana’s gold production (on an attributable basis) was
313,000oz at a total cash cost* of $1,132/oz in 2024, compared to 310,000oz at a total cash cost* of $1,105/oz in 2023. Gold production marginally increased by 1% year-on-year in 2024
compared to 2023, mainly due to higher grades from the open pit and underground mines, partly offset by lower tonnes milled.
Total cash cost per ounce* increased by 2% in 2024 compared to
2023, primarily due to higher underground and surface mining costs driven by longer haul distances. Operations were also
impacted by a significant rain event in Q1 2024 that disrupted surface, underground, and milling activities, contributing to higher costs and logistical challenges.

QUARTER 4 2024 EARNINGS RELEASE	17

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER AND YEAR IN REVIEW CONTINUED
AMERICAS REGION

United States of America
Expanded Silicon (c)
North Bullfrog
Mother Lode
Sterling (d)
Denver (head office)
Colombia
La Colosa
Quebradona
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)

(c) *Includes the Silicon and Merlin deposits*

(d) *Sterling includes the Crown Block*

Legend *Operations* *Projects* *Exploration* *Office*

In the Americas region, gold production was 144,000oz at a
total cash cost* of $1,035/oz in Q4 2024, compared to 139,000oz at a total cash cost* of  $1,017/oz in Q4 2023.
Gold production was 526,000oz at a total cash cost* of $1,027/oz in 2024, compared to 502,000oz at a total cash cost* of  $1,122/
oz in 2023.
In Brazil, at Cuiabá (AGA Mineração), gold production was
75,000oz at a total cash cost* of $859/oz for Q4 2024, compared to 73,000oz at a total cash cost* of $957/oz in Q4 2023. Gold production rose by 3% year-on-year in Q4 2024 compared to Q4
2023, primarily driven by higher recovered grades at Cuiabá
mainly due to improved mining performance and Full Asset
Potential initiatives, despite a 23% reduction in ore treated compared to Q4 2023. Total cash cost per ounce* decreased by
10% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by lower processing volumes and the absence of one-time legal compliance costs from 2023, partially offset by higher labour costs due to insourcing at Cuiabá.
Gold production was  271,000oz at a total cash cost* of $876/oz in 2024, compared to 252,000oz at a total cash cost* of $1,041/
oz in 2023. Gold production increased by 8% year-on-year in 2024 compared to 2023, mainly driven by higher recovered grades at
Cuiabá (5.89g/t in 2024 vs 4.82g/t in 2023) despite a 12%
reduction in ore-treated volumes. Improved mining performance and the implementation of Full Asset Potential initiatives
enhanced dilution control and recovery rates. Total cash cost* per ounce decreased by 16% year-on-year in 2024 compared to 2023, mainly reflecting higher production volumes and reduced
operating costs. Key savings resulted from insourcing services and process improvements, which reduced contractor costs by
$25m. Lower costs related to legal compliance activities initially undertaken in 2023, including tailings management and
emergency planning measures, also contributed to savings.
Increased labour costs partially offset this decrease due to workforce adjustments to support mining insourcing. The 2023 stoppage of the Queiroz metallurgical plant, mandated by the
Brazilian authorities, significantly impacted production in early
2023 but did not recur in 2024, further aiding cost efficiency.
Serra Grande, Brazil
At Serra Grande, gold production was 22,000oz at a total cash cost* of $1,338/oz for Q4 2024, compared to 25,000oz at a total cash cost* of $1,307/oz in Q4 2023. Gold production decreased

QUARTER 4 2024 EARNINGS RELEASE	18

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER AND YEAR IN REVIEW CONTINUED
by 12% year-on-year in Q4 2024 compared to Q4 2023 mainly due to a lower recovered grade, impacted by operational restrictions in accessing the high-grade Ingá stope. Total cash cost per
ounce* increased by 2% year-on-year in Q4 2024 compared to Q4
2023, mainly driven by higher processed tonnes, lower recovered grades, and increased labour costs, partially offset by the
weakening of the Brazilian real against the US dollar, cost-saving initiatives, and reduced contractor and consulting expenses.
Serra Grande’s gold production was 80,000oz at a total cash
cost* of $1,411/oz in 2024, compared to 86,000oz at a total cash cost* of $1,498/oz in 2023. Gold production decreased by 7%
year-on year compared to 2023, primarily due to reduced tonnes processed (1,039kt in 2024 vs. 1,125kt in 2023). This decrease was partially offset by a slightly higher recovered grade of 2.39g/t compared to 2.37g/t in 2023. Total cash cost per ounce*
decreased by 6% year-on-year in 2024 compared to 2023, mainly driven by lower variable costs resulting from reduced mining and processing volumes. Cost savings were achieved through
insourcing underground development activities, which reduced contractor costs and lower spending on technical consulting
services related to Full Asset Potential initiatives conducted in
2023. Additionally, the weakening of the Brazilian real against the
US dollar and reduced costs for consumables and services
further contributed to the improvement.
Cerro Vanguardia, Argentina
In Argentina, at Cerro Vanguardia, gold production was
47,000oz at a total cash cost* of $1,155/oz during Q4 2024,
compared to 41,000oz a total cash cost* of $943/oz in Q4 2023.
Gold production increased by 15% year-on-year in Q4 2024
compared to Q4 2023, mainly driven by improved plant and heap leach performance and higher grades. Total cash cost per ounce*
increased by 22% year-on-year in Q4 2024 compared to Q4 2023, mainly driven by lower silver by-product revenue, reduced
stripping cost capitalisation, higher mining volumes, inflationary pressures on materials and labour, and increased royalties,
partially offset by a weaker Argentinian peso against the US dollar.
Cerro Vanguardia’s gold production was 175,000oz at a total
cash cost* of $1,073/oz in 2024, compared to 164,000oz at a
total cash cost* of $1,045/oz in 2023. Gold production increased by 7% year-on-year in 2024 compared to 2023, mainly driven by improved feed grades and better heap leach performance. Total cash cost per ounce* increased by 3% year-on-year in 2024
compared to 2023, primarily due to cost increases related to wages, materials, and services. The weakening of the Argentinian peso against the US dollar partially offset this increase. Additional cost pressures came from higher royalties, reflecting increased gold sales and prices and greater consumption of materials and services due to higher mining activity. The cost increase was also mitigated by higher by-product revenue from improved silver
prices ($28/oz in 2024 vs. $23/oz in 2023).

QUARTER 4 2024 EARNINGS RELEASE	19

OBUASI I UPDATE

MAINTAIN LONG TERM OPTIONALITY
OVERVIEW
Obuasi, Ghana
The last phase of the Obuasi redevelopment project, Phase 3, was completed on 20 December 2024 and the project was
handed over to the operations team for final testing, ramp-up and commissioning. This marked the end of a project which started in
2018 with the aim of getting the mine both refurbished and
modernised while addressing the historical production challenges centered around dewatering, ventilation, and material handling.
Phase 1, completed in 2019, returned a refurbished plant to
production with capacity to treat 2,000tpd. Phase 2 further
increased the plant capacity to 6,000tpd and introduced the first underground shaft (KRS) to the Obuasi system in 2021. The last phase, Phase 3, refurbished the deeper KMS and BSVS shafts,
which will support ore production up to 6,000tpd to match the plant capability. Phase 3, which was delayed by nine months due to the unexpected presence of significant mud build-up at 50 and
51 levels, has successfully dewatered the mine which had been flooded since 2018. The entire KMS surface infrastructure has been rebuilt and refurbished, to support production from existing areas and allow access to the deeper ore bodies of block 10
lower and future high-grade block 11.
Phase 3 also introduced a new exhaust ventilation system, adding
750m3/sec of ventilation while increasing dewatering capacity to above 21ML per day. This increased capability will support
mining in the central and lower blocks.
Lastly, to support underground ore handing and hoisting, Phase 3 introduced an electric rail haulage system, allowing underground material to be efficiently transported from the southern mining blocks to KMS for hoisting, thereby decongesting the decline system while relieving some of the ventilation requirements.
Phase 3 introduced a centralised control centre to monitor and manage all mining and haulage activities. Other Phase 3 activities included replacing the entire electrical system, removing
centralised compressed air systems, returning an underground crusher plant to service, and introducing shaft loading systems at
4400L. Together, these systems will add a cost-effective, energy-
efficient, and reliable material handling infrastructure to the
Obuasi mine. Phase 3 closes at $140m against a budget of
$161m, and the overall Obuasi redevelopment project closes at
$812m.
UHDF NOW PROVEN, WILL RAMP UP TO PROVIDE
GROWTH OUNCES
•Underhand Drift and Fill (UHDF) mining method contributed
31.6kt @ 12.17g/t for 12.4Koz mined in 2024.
•First and second panels of the 8m uppers were successfully
mined in August and September 2024 respectively and
successfully filled with paste.
•Third panel of the 8m uppers was mined in November 2024
and filled with paste.
•First UHDF reef drive of the 3500-level development
commenced in December and has been completed and filled
with paste.
•Development of the of 3500-level drift 2 is currently ongoing.
•Operational readiness review of additional UHDF work areas
in Block 8 and Block 10 has commenced.

QUARTER 4 2024 EARNINGS RELEASE	20

OBUASI I UPDATE

MAINTAIN LONG TERM OPTIONALITY CONTINUED
OBUASI GOLD PRODUCTION OUTLOOK
The gold production guidance provided for the Obuasi mine in
November 2024 remains unchanged.

Period	Gold production
2025	250koz - 300koz
2026	300koz - 350koz
2027	325koz - 375koz
2028	375koz - 425koz
Estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct.
Measures taken at AngloGold Ashanti’s operations together with AngloGold
Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in
AngloGold Ashanti’s annual report on Form 20-F for the financial year ended
31 December 2023 filed with the SEC.
CAPITAL PROJECTS UPDATE
TROPICANA
The Havana underground decline development is progressing.
Detailed infrastructure design is underway, and procurement of long lead items has commenced, with the primary purchase
orders issued at the end of 2024. Production of first gold is expected in Q1 2027 as per the feasibility study.
ESG RENEWABLES PROJECT
The Tropicana solar farm and battery energy storage system
were successfully commissioned in Q4 2024, resulting in the
project's first renewable energy generation. Construction of the four wind turbines was completed and commissioning and
reliability testing is in progress. The Tropicana renewable energy project is on track to reach full operation in Q1 2025.
SUNRISE DAM CONCENTRATE LEACH
The Concentrate Leach project, which will improve metallurgical recoveries at Sunrise Dam, was approved at the start of Q4 2024.
Detailed engineering designs are in progress, and procurement of long lead items has commenced. The civil construction
contractor mobilized to the site, and civil works are underway.
The Concentrate Leach project is on track for completion in Q4
2025.
NEVADA
In the United States, our greenfield concessions, including the
North Bullfrog project and the adjacent Expanded Silicon project, are in the Beatty District in southern Nevada. The Expanded
Silicon project comprises the Silicon and Merlin deposits.
NORTH BULLFROG PROJECT (“NBP”)
In November 2024, the NBP received approval from the
Management Investment Committee (MIC) to pursue the
engineering design through the detailed engineering phase of the project.  This scope is expected to be complete by the end of Q2
2025, representing approximately 65% of total engineering.  A
CAPEX control estimate for the project is expected to be available by end of Q2 2025. The project team plans to update the project’s financial model during Q2 2025 and update the MIC and Board of
Directors in July 2025.
Permitting processes are underway for the NBP. The first round of public scoping occurred in April 2024.  The public’s comments have been primarily focused on potential impacts to
groundwater-dependent ecosystems within the upper reaches of the Amargosa River. The project team has been updating an
alternative plan to consume less water in connection with the project’s progress through the permitting process.
The NBP is expected to be the first of the Company’s projects for the Nevada district. Apart from the initial production, it is anticipated to allow AngloGold Ashanti to build a cohesive project development team and improve understanding of the permitting and project construction processes in Nevada.

QUARTER 4 2024 EARNINGS RELEASE	21

GROUP I CORPORATE UPDATE

QUARTERLY REVIEW CONTINUED
EXPANDED SILICON
The successful completion of the Expanded Silicon project
concept study  at the end of 2023 allowed the project to proceed to the next stage gate of pre-feasibility study (PFS). The project comprises the Silicon and Merlin deposits. This program is
expected to continue to be performed throughout 2025, focusing on the completion of an extensive drilling program and further optimisation of development options identified during a project framing review held during Q1 2024. The Expanded Silicon
deposit gold Inferred Mineral Resource for 2024 has grown  due to exploration success and reinterpretation of the geological model to 12.91Moz.
CORPORATE UPDATE
ISSUED SHARE CAPITAL
As at 18 February 2025, the total issued ordinary share capital of the Company comprised 503,539,626 ordinary shares of $1.00
each. Each AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under its Articles of
Association or to comply with any other applicable laws and
regulations.
CHANGE IN BOARD OF DIRECTORS
Effective 15 October 2024, Mr. Scott Lawson resigned from
AngloGold Ashanti’s Board of Directors. Mr. Lawson was an
independent non-executive director and served as a member of the Audit and Risk Committee and the Social, Ethics and
Sustainability Committee.
On 20 December 2024, the Company announced several changes
to the composition of its Board Committees effective 1 January
2025. In addition, the Company announced that Mr. Rhidwaan
Gasant, after serving 14 years on the Board, has decided not to stand for re-election at the 2025 Annual General Meeting (“2025
AGM”), following which he will retire as a non-executive director.
Following the 2025 AGM, Mr.  Alan Ferguson will succeed him as
Lead Independent Director and step down as the Chair of the
Audit and Risk Committee, upon which Ms. Diana Sands will
become the new Chair of the Audit and Risk Committee. These
changes remain subject to the re-election of the relevant directors at the 2025 AGM.
YATELA SALE UPDATE
On 17 October 2024, AngloGold Ashanti and IAMGOLD
Corporation completed the sale of each of their 40 percent
interests in Société d’Exploitation des Mines d’Or de Yatela S.A.
(“Yatela”), the company operating the Yatela gold mine, to the
Government of Mali. Following completion of this transaction,
AngloGold Ashanti no longer owns any mining operations in Mali.
CENTAMIN ACQUISITION
On 22 November 2024, AngloGold Ashanti completed its
acquisition of Centamin plc, a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2bn, comprising a
combination of AGA shares and cash.
UPDATE ON THE PROPOSED GHANA JOINT
VENTURE
Despite constructive engagement with the Government of Ghana following the announcement of the proposed joint venture in
March 2023, the requisite approvals by the Government for the proposed joint venture have not yet been obtained. Following the recent national elections, Gold Fields and AngloGold Ashanti are working to engage with the new Government on the potential joint venture.
Gold Fields and AngloGold Ashanti continue to believe that a combination of Tarkwa and Iduapriem into a single managed
entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, thereby creating value for all stakeholders. Gold Fields and AngloGold Ashanti continue to pursue improvements to their respective assets.
EXPLORATION UPDATE
For detailed disclosure on the exploration work done for the three months and year ended 31 December 2024, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and greenfield
exploration programmes.

QUARTER 4 2024 EARNINGS RELEASE	22

GROUP I FINANCIAL RESULTS

INCOME STATEMENT

GROUP INCOME STATEMENT	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	1,750	1,256	5,793	4,582
Cost of sales	(1,043)	(929)	(3,726)	(3,541)
Gross profit	707	327	2,067	1,041
Corporate administration, marketing and related expenses	(32)	(31)	(118)	(94)
Exploration and evaluation costs	(75)	(71)	(252)	(254)
Reversal of impairment (net impairment), (derecognition of assets) and profit (loss) on disposal	72	(65)	58	(221)
Corporate restructuring costs	—	(3)	—	(314)
Other (expenses) income	(26)	(24)	(144)	(104)
Finance income	38	35	160	127
Foreign exchange and fair value adjustments (1)	29	(48)	(87)	(168)
Finance costs and unwinding of obligations	(41)	(44)	(167)	(157)
Share of associates and joint ventures’ profit	26	68	155	207
Profit before taxation	698	144	1,672	63
Taxation	(204)	(109)	(623)	(285)
Profit (loss) for the period	494	35	1,049	(222)

Attributable to:
Equity shareholders	470	28	1,004	(235)
Non-controlling interests	24	7	45	13
	494	35	1,049	(222)

Basic earnings (loss) per ordinary share (US cents) (2)	103	7	233	(56)
Diluted earnings (loss) per ordinary share (US cents) (3)	103	7	233	(56)

(1) The loss on non-hedge derivatives and other commodity contracts of $1m and $71m for Q4 2024 and 2024 respectively (Q4 2023: $21m; 2023: $14m) which was previously included in gross profit has been reclassified to the foreign exchange and fair value adjustments line.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

QUARTER 4 2024 EARNINGS RELEASE	23

GROUP I FINANCIAL RESULTS

STATEMENT OF FINANCIAL POSITION

GROUP STATEMENT OF FINANCIAL POSITION	As at	As at
	Dec	Dec
	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited

ASSETS
Non-current assets
Tangible assets (1)	8,256	4,419
Right of use assets	123	142
Intangible assets	98	107
Investments in associates and joint ventures	530	599
Other investments	54	1
Loan receivable	203	358
Inventories (1)	208	2
Trade, other receivables and other assets	243	254
Reimbursive right for post-retirement benefits	49	35
Deferred taxation	12	50
Cash restricted for use	41	34
	9,817	6,001

Current assets
Loan receivable	260	148
Inventories (1)	1,067	829
Trade, other receivables and other assets (1)(2)	373	181
Taxation (2)	1	18
Cash restricted for use	20	34
Cash and cash equivalents (1)	1,425	964
	3,146	2,174

Total assets	12,963	8,175

EQUITY AND LIABILITIES
Share capital and premium	526	420
Accumulated profits and other reserves	6,103	3,291
Shareholders’ equity	6,629	3,711
Non-controlling interests (1)	1,690	29
Total equity	8,319	3,740

Non-current liabilities
Borrowings	1,901	2,032
Lease liabilities	65	98
Environmental rehabilitation and other provisions (1)	656	636
Provision for pension and post-retirement benefits	57	64
Trade and other payables	6	5
Deferred taxation	519	395
	3,204	3,230

Current liabilities
Borrowings	83	207
Lease liabilities	76	73
Environmental rehabilitation and other provisions	109	80
Trade and other payables (1)	957	772
Taxation	187	64
Bank overdraft	28	9
	1,440	1,205

Total liabilities	4,644	4,435

Total equity and liabilities	12,963	8,175

(1) On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin Plc, a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2bn, comprising a combination of AGA shares and cash. The fair value of material assets acquired, and material liabilities assumed at the acquisition date on a provisional basis is as follows: tangible assets $3.4bn, inventories (non-current) $198m, inventories (current) $196m, trade, other receivables and other assets (current) $56m, cash and cash equivalents $216m, long-term environmental rehabilitation and other provisions $51m and trade and other payables (current) $115m. The fair value of the non-controlling interest is $1.7bn.
(2) The taxation asset has been presented separately on the statement of financial position (previously included in trade and other receivables).

QUARTER 4 2024 EARNINGS RELEASE	24

GROUP I FINANCIAL RESULTS

STATEMENT OF CASH FLOWS

GROUP STATEMENT OF CASH FLOWS	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	713	306	2,063	871
Dividends received from joint ventures	44	94	88	180
Taxation refund	—	36	6	36
Taxation paid	(67)	(32)	(189)	(116)
Net cash inflow from operating activities	690	404	1,968	971

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(333)	(334)	(1,090)	(1,042)
Dividends from associates and other investments	12	6	12	12
Proceeds from disposal of tangible assets	15	9	16	14
Deferred compensation received	—	—	5	—
Other investments and assets acquired	(1)	—	(30)	—
Proceeds from disposal of other investments	—	20	—	20
Payment upon disposal of joint venture and associate	(2)	—	(2)	—
Loans advanced	—	—	(1)	(1)
Acquisition of subsidiary, net of cash acquired (1)	68	—	68	—
Decrease (increase) in cash restricted for use	(10)	—	5	(9)
Interest received	25	31	106	109
Repayment of loans advanced to joint ventures	10	—	149	—
Net cash outflow from investing activities	(216)	(268)	(762)	(897)

Cash flows from financing activities
Share securities tax on redomicile and reorganisation	—	(19)	—	(19)
Proceeds from borrowings	180	250	655	343
Repayment of borrowings	(338)	—	(909)	(87)
Repayment of lease liabilities	(23)	(27)	(91)	(94)
Finance costs – borrowings	(36)	(36)	(126)	(111)
Finance costs – leases	(3)	(3)	(11)	(11)
Other borrowing costs	—	—	(1)	(1)
Dividends paid	(65)	(2)	(244)	(107)
Net cash (outflow) inflow from financing activities	(285)	163	(727)	(87)

Net increase (decrease) in cash and cash equivalents	189	299	479	(13)
Translation	(17)	(69)	(37)	(138)
Cash and cash equivalents at beginning of period (net of bank overdraft)	1,225	725	955	1,106
Cash and cash equivalents at end of period (net of bank overdraft)	1,397	955	1,397	955

(1) The acquisition of Centamin Plc on 22 November 2024 resulted in cash acquired of $216m partly offset with cash settled in the purchase consideration of $148m.

QUARTER 4 2024 EARNINGS RELEASE	25

GROUP I SEGMENTAL

GOLD AND BY-PRODUCT INCOME
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographical regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region in addition to the Projects’ segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

GOLD INCOME	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,114	841	3,756	3,068
Kibali - Attributable 45%	208	183	741	668
Iduapriem	125	151	563	522
Obuasi	157	114	530	439
Siguiri	182	131	653	505
Geita	323	262	1,150	934
Sukari	119	—	119	—

AUSTRALIA	441	293	1,394	1,081
Sunrise Dam	176	124	626	495
Tropicana - Attributable 70%	265	169	768	586

AMERICAS	369	272	1,264	999
Cerro Vanguardia	116	83	439	317
AngloGold Ashanti Mineração (1)	195	139	634	515
Serra Grande	58	50	191	167
	1,924	1,406	6,414	5,148
Equity-accounted joint venture included above	(208)	(183)	(741)	(668)
	1,716	1,223	5,673	4,480

(1) Includes income from sale of gold concentrate.

BY-PRODUCT REVENUE
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1	1	6	5
Kibali - Attributable 45%	—	—	2	2
Iduapriem	—	—	—	—
Obuasi	—	—	1	1
Siguiri	—	—	1	—
Geita	1	1	2	2
Sukari	—	—	—	—

AUSTRALIA	1	1	5	4
Sunrise Dam	—	—	2	1
Tropicana - Attributable 70%	1	1	3	3

AMERICAS	32	31	111	95
Cerro Vanguardia	30	31	109	93
AngloGold Ashanti Mineração	2	—	2	2
	34	33	122	104
Equity-accounted joint venture included above	—	—	(2)	(2)
	34	33	120	102

QUARTER 4 2024 EARNINGS RELEASE	26

GROUP I SEGMENTAL

COST OF SALES AND GROSS PROFIT

COST OF SALES	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	658	552	2,304	2,111
Kibali - Attributable 45%	101	94	380	372
Iduapriem	91	104	351	387
Obuasi	101	81	360	313
Siguiri	134	134	518	473
Geita	148	139	612	566
Sukari	83	—	83	—

AUSTRALIA	259	237	945	867
Sunrise Dam	114	103	430	399
Tropicana - Attributable 70%	135	126	479	438
Administration and other	10	8	36	30

AMERICAS	230	231	858	931
Cerro Vanguardia	99	83	368	307
AngloGold Ashanti Mineração	98	103	352	453
Serra Grande	32	45	136	169
Administration and other	1	—	2	2

CORPORATE AND OTHER	(3)	3	(1)	4
	1,144	1,023	4,106	3,913
Equity-accounted joint venture included above	(101)	(94)	(380)	(372)
	1,043	929	3,726	3,541

GROSS PROFIT (1)
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	458	291	1,459	961
Kibali - Attributable 45%	107	90	363	297
Iduapriem	34	47	213	135
Obuasi	57	33	171	127
Siguiri	48	(2)	136	31
Geita	176	123	540	370
Sukari	36	—	36	—
Administration and other	—	—	—	1

AUSTRALIA	184	58	453	220
Sunrise Dam	63	21	197	99
Tropicana - Attributable 70%	131	44	292	151
Administration and other	(10)	(7)	(36)	(30)

AMERICAS	169	72	517	162
Cerro Vanguardia	47	31	180	102
AngloGold Ashanti Mineração	98	36	283	63
Serra Grande	25	5	56	(2)
Administration and other	(1)	—	(2)	(1)

CORPORATE AND OTHER	3	(4)	1	(5)
	814	417	2,430	1,338
Equity-accounted joint venture included above	(107)	(90)	(363)	(297)
	707	327	2,067	1,041
(1) The Group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit
(loss) before taxation, refer to the Group income statement.

QUARTER 4 2024 EARNINGS RELEASE	27

GROUP I SEGMENTAL

AMORTISATION AND CAPITAL EXPENDITURE

AMORTISATION	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	142	115	455	419
Kibali - Attributable 45%	25	25	92	99
Iduapriem	19	31	79	129
Obuasi	22	18	75	61
Siguiri	14	17	51	39
Geita	42	24	138	91
Sukari	20	—	20	—

AUSTRALIA	58	59	190	163
Sunrise Dam	19	19	77	58
Tropicana - Attributable 70%	39	40	112	104
Administration and other	—	—	1	1

AMERICAS	62	47	195	170
Cerro Vanguardia	21	11	61	39
AngloGold Ashanti Mineração	33	24	112	88
Serra Grande	8	12	22	43

CORPORATE AND OTHER	1	1	4	5
	263	222	844	757
Equity-accounted joint venture included above	(25)	(25)	(92)	(99)
	238	197	752	658

CAPITAL EXPENDITURE
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	247	247	814	710
Kibali - Attributable 45%	36	23	125	85
Iduapriem	50	43	169	142
Obuasi	54	76	202	214
Siguiri	29	41	102	78
Geita	58	64	196	191
Sukari	20	—	20	—

AUSTRALIA	40	31	153	135
Sunrise Dam	26	15	65	47
Tropicana - Attributable 70%	14	16	88	87
Administration and other	—	—	—	1

AMERICAS	66	63	209	254
Cerro Vanguardia	24	26	71	75
AngloGold Ashanti Mineração	30	23	98	124
Serra Grande	12	14	40	55

PROJECTS	16	15	38	27
Colombian projects	8	4	13	11
North American projects	8	11	25	16

CORPORATE AND OTHER	—	1	1	1

	369	357	1,215	1,127
Equity-accounted joint venture included above	(36)	(23)	(125)	(85)
	333	334	1,090	1,042

QUARTER 4 2024 EARNINGS RELEASE	28

GROUP I SEGMENTAL

TOTAL ASSETS

TOTAL ASSETS	As at	As at
	Dec	Dec
	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited

AFRICA	8,887	4,414
Kibali - Attributable 45%	950	1,066
Iduapriem	579	526
Obuasi	1,481	1,288
Siguiri	591	486
Geita	1,231	1,042
Sukari	4,049	—
Administration and other	6	6

AUSTRALIA	845	942

AMERICAS	1,460	1,254
Cerro Vanguardia	626	524
AngloGold Ashanti Mineração	668	584
Serra Grande	148	127
Administration and other	18	19

PROJECTS	991	833
Colombian projects	207	194
North American projects	784	639

CORPORATE AND OTHER	780	732

	12,963	8,175

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

18 February 2025

QUARTER 4 2024 EARNINGS RELEASE	29

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

Year in review
The AngloGold Ashanti gold Measured and Indicated Mineral
Resource increased from 59.9Moz at 31 December 2023 to 67.1Moz at 31 December 2024. Additions included the acquisition of Centamin assets (Sukari and Doropo) of 2.8Moz, exploration and modelling changes of 2.6Moz, changes in economic assumptions of 1.6Moz and other changes of 0.2Moz. As a result, the net year-on-year gold
Measured and Indicated Mineral Resource addition was 7.2Moz.
The AngloGold Ashanti gold Inferred Mineral Resource increased from
46.4Moz at 31 December 2023 to 55.0Moz at 31 December 2024.
Additions included the acquisition of Centamin assets (Sukari, Doropo and ABC) of 3.0Moz, exploration and modelling changes of 3.6Moz and changes in economic assumptions of 2.1Moz. The additions were partially offset by reductions which included other factors of 0.1Moz.
As a result, the net year-on-year gold Inferred Mineral Resource addition was 8.6Moz.
The AngloGold Ashanti copper Mineral Resource remained
unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral
Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31
December 2024 as compared to 31 December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona.
The AngloGold Ashanti gold Mineral Reserve increased from 28.1Moz at 31 December 2023 to 31.2Moz at 31 December 2024. Additions
included the acquisition of Centamin assets (Sukari and Doropo) of
4.1Moz, exploration and modelling changes of 2.4Moz and other changes of 0.8Moz.  The additions were partially offset by reductions which included depletion of 2.8Moz and changes in economic
assumptions of 1.4Moz. As a result, the net year-on-year gold Mineral
Reserve addition was 3.1Moz.
The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2024 as compared to 31
December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona.
Notes on the Mineral Resource and Mineral Reserve
estimates
The Mineral Resource and Mineral Reserve stated herein were
prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR
§ 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions)
of Regulation S-K for the meaning of the terms used in AngloGold
Ashanti’s Mineral Resource and Mineral Reserve reporting. The
Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December
2024 and are based on information available at the time of estimation.
Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2024, taking into account economic assumptions, changes to future production, capital expenditure and operating costs
(if any), depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term
“economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories.
Mineral Reserve is aggregated from the Probable and Proven Mineral
Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and  Proven Mineral
Reserve are estimated and reported as delivered to plant  (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with
Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral
Resource are those contained in situ prior to losses during
metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated
Mineral Resource with continued exploration, due to the uncertainty of
Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.
If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or
processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively.
Consequently, if AngloGold Ashanti’s actual Mineral Resource and
Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.
The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and
processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates.
Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.
For additional information, refer to Table 1 (Summary Mineral
Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b)
of Item 1303 (Summary disclosure) of Regulation S-K below. These summary tables will also be presented in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. These summary tables include each class of
Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of
Mineral Reserve (Probable and Proven) together with total Mineral
Reserve. The Mineral Resource at the end of the financial year ended
31 December 2024 was estimated using a gold price of $1,900/oz
(2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of
$12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral
Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz
(2023: $19.58/oz), unless otherwise stated. The net difference between the Mineral Resource and Mineral Reserve at the end of the
last completed financial year and the preceding financial year (if applicable) will be detailed for material properties in AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended 31
December 2024 to be filed with the SEC.
Notes
The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive
Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

QUARTER 4 2024 EARNINGS RELEASE	30

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the financial year ended 31 December 2024, based on an estimated gold price of $1,900/oz, unless otherwise stated.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
GOLD	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	61.60	2.00	123.19	3.96	380.84	1.83	697.70	22.43	442.44	1.86	820.90	26.39	319.24	2.31	739.01	23.76
Democratic Republic of the Congo	6.16	2.94	18.12	0.58	27.83	2.71	75.34	2.42	33.99	2.75	93.46	3.00	12.44	2.32	28.80	0.93
Kibali (45%) (2)(4)(13)	6.16	2.94	18.12	0.58	27.83	2.71	75.34	2.42	33.99	2.75	93.46	3.00	12.44	2.32	28.80	0.93
Ghana	5.68	6.64	37.75	1.21	111.63	2.95	329.67	10.60	117.32	3.13	367.42	11.81	85.18	4.85	413.56	13.30
Iduapriem (13)	0.09	0.91	0.08	0.00	65.93	1.40	92.33	2.97	66.02	1.40	92.42	2.97	37.38	1.48	55.47	1.78
Obuasi (5)(13)	5.59	6.74	37.67	1.21	45.70	5.19	237.33	7.63	51.29	5.36	275.00	8.84	47.81	7.49	358.09	11.51
Guinea	—	—	—	—	139.75	1.09	152.42	4.90	139.75	1.09	152.42	4.90	94.07	1.21	113.88	3.66
Siguiri (85%) (2)(13)	—	—	—	—	139.75	1.09	152.42	4.90	139.75	1.09	152.42	4.90	94.07	1.21	113.88	3.66
Tanzania	10.28	2.58	26.58	0.85	49.84	1.84	91.86	2.95	60.12	1.97	118.45	3.81	48.80	2.21	107.84	3.47
Geita (6)(13)	10.28	2.58	26.58	0.85	49.84	1.84	91.86	2.95	60.12	1.97	118.45	3.81	48.80	2.21	107.84	3.47
Egypt	39.43	1.03	40.69	1.31	28.12	0.86	24.31	0.78	67.55	0.96	65.01	2.09	20.97	0.80	16.88	0.54
Sukari (50%) (2)(7)(8)(13)	39.43	1.03	40.69	1.31	28.12	0.86	24.31	0.78	67.55	0.96	65.01	2.09	20.97	0.80	16.88	0.54
Côte d'Ivoire	0.05	0.87	0.04	—	23.67	1.02	24.10	0.77	23.71	1.02	24.14	0.78	57.79	1.00	58.05	1.87
Doropo (90%) (2)(7)(12)	0.05	0.87	0.04	0.00	23.67	1.02	24.10	0.77	23.71	1.02	24.14	0.78	6.63	1.23	8.16	0.26
ABC (7)(11)	—	—	—	—	—	—	—	—	—	—	—	—	51.16	0.98	49.89	1.60
Americas Region	16.51	3.70	61.11	1.96	35.16	3.09	108.61	3.49	51.68	3.28	169.72	5.46	49.99	3.92	195.83	6.30
Argentina	7.02	2.48	17.43	0.56	12.40	2.53	31.40	1.01	19.41	2.52	48.83	1.57	3.99	3.01	12.02	0.39
Cerro Vanguardia (92.5%) (2)(13)	7.02	2.48	17.43	0.56	12.40	2.53	31.40	1.01	19.41	2.52	48.83	1.57	3.99	3.01	12.02	0.39
Brazil	9.50	4.60	43.68	1.40	22.77	3.39	77.21	2.48	32.26	3.75	120.89	3.89	46.01	4.00	183.81	5.91
AGA Mineração - Córrego do Sítio (9)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá (13)	2.57	7.87	20.22	0.65	4.13	5.20	21.51	0.69	6.70	6.23	41.73	1.34	10.47	5.19	54.33	1.75
AGA Mineração - Lamego (13)	1.05	3.32	3.49	0.11	2.93	2.47	7.23	0.23	3.98	2.69	10.71	0.34	2.14	2.36	5.05	0.16
Serra Grande (13)	2.84	3.49	9.94	0.32	7.91	3.01	23.81	0.77	10.75	3.14	33.75	1.08	12.95	3.39	43.88	1.41
Australia Region	42.12	1.65	69.37	2.23	35.10	1.91	66.95	2.15	77.21	1.77	136.32	4.38	47.40	2.21	104.66	3.37
Sunrise Dam (13)	31.29	1.75	54.75	1.76	25.79	1.87	48.17	1.55	57.09	1.80	102.92	3.31	27.66	2.04	56.46	1.82
Butcher Well (70%) (2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.70	3.84	10.35	0.33
Tropicana (70%) (2)(13)	10.83	1.35	14.62	0.47	9.30	2.02	18.78	0.60	20.13	1.66	33.40	1.07	17.04	2.22	37.85	1.22
Projects	69.48	0.46	32.19	1.03	1,185.81	0.78	927.81	29.83	1,255.29	0.76	960.00	30.86	996.82	0.67	670.28	21.55
Colombia	45.15	0.37	16.93	0.54	982.40	0.79	776.20	24.96	1,027.55	0.77	793.13	25.50	523.83	0.43	225.50	7.25
La Colosa (10)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona (12)(14)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	24.33	0.63	15.26	0.49	203.41	0.75	151.61	4.87	227.74	0.73	166.87	5.37	472.98	0.94	444.78	14.30
North Bullfrog (12)	—	—	—	—	45.94	0.28	12.70	0.41	45.94	0.28	12.70	0.41	38.58	0.24	9.31	0.30
Expanded Silicon (11)(16)	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	391.14	1.03	401.65	12.91
Mother Lode (11)(14)	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling (15)	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti Total	189.72	1.51	285.86	9.19	1,636.91	1.10	1,801.08	57.91	1,826.63	1.14	2,086.94	67.10	1,413.45	1.21	1,709.78	54.97
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

(2)      Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3)      “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4)Kibali is operated by Barrick Gold Corporation (“Barrick”).  AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. In 2024, a cut-off grade range from 0.61g/t to
0.96g/t (varying according to rock type) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 0.94g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5%
to 91%  (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.
(5)In 2024, for Obuasi, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 2.75g/t to 3.79g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 88% was applied to the open pit and underground.
(6)In 2024, for Geita, a cut-off grade range from 0.50g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.72g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to
93.37% (varying according to area) was applied to the underground.
(7)            Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Resource based on a gold price of $2,000/oz.
(8)In 2024, for Sukari, a cut-off grade of 0.30g/t was applied to the open pit, a cut-off grade of 0.40g/t was applied to the stockpile, and a cut-off grade of 1.00g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40%
was applied to the open pit, stockpile and underground.
(9)            The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023.
(10)Property currently in force majeure. Based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate, and
Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the Mineral Resource at risk.
(11)    Property currently in an exploration stage.
(12)    Property currently in a development stage.
(13)    Property currently in a production stage.
(14)    Based on a gold price of $1,500/oz.
(15)Based on a gold price of $1,700/oz. The Sterling project includes the Sterling mine, a mining property currently on care and maintenance, and the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties which are all in exploration stage.
(16)The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a gold price of $1,750/oz.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the financial year ended 31 December 2024, based on an estimated copper price of $3.50/lb.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
COPPER	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona (3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a development stage.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the financial year ended 31 December 2024, based on an estimated silver price of $23.00/oz, unless otherwise stated.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
SILVER	Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Argentina	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Cerro Vanguardia (92.5%) (2)(6)	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Projects	69.48	3.25	226.09	7.27	352.32	3.43	1,210.01	38.90	421.80	3.40	1,436.10	46.17	745.52	2.59	1,932.76	62.14
Colombia	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
Quebradona (5)(7)	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	24.33	0.91	22.18	0.71	203.41	2.56	521.09	16.75	227.74	2.39	543.26	17.47	439.58	1.85	811.51	26.09
North Bullfrog (5)	—	—	—	—	45.94	0.28	13.03	0.42	45.94	0.28	13.03	0.42	38.58	0.32	12.46	0.40
Expanded Silicon (4)(8)	—	—	—	—	121.56	3.98	483.31	15.54	121.56	3.98	483.31	15.54	391.14	2.01	786.63	25.29
Mother Lode (4)(9)	24.33	0.91	22.18	0.71	35.91	0.69	24.75	0.80	60.24	0.78	46.93	1.51	9.86	1.26	12.42	0.40
AngloGold Ashanti Total	76.50	7.55	577.29	18.56	364.71	5.49	2,002.84	64.39	441.21	5.85	2,580.13	82.95	749.51	3.06	2,295.71	73.81
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations.To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals.All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted).
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)      Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4)    Property currently in an exploration stage.
(5)    Property currently in a development stage.
(6)    Property currently in a production stage.
(7)    Based on a silver price of $25.15/oz.
(8)The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a silver price of $26.25/oz.
(9)    Based on a silver price of $18.75/oz.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the financial year ended 31 December 2024, based on an estimated molybdenum price of $12.00/lb.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
MOLYBDENUM	Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum
	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million
Projects	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Colombia	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Quebradona (3)	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for Quebradona is copper and a net smelter return (NSR) approach has been adopted.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a development stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the financial year ended 31 December 2024.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
SULPHUR	Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
Brazil	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
AGA Mineração - Cuiabá (3)	2.57	6.2	0.16	353	4.13	3.3	0.14	298	6.70	4.4	0.30	651	10.47	4.0	0.42	923
AGA Mineração - Lamego (3)	1.05	4.0	0.04	92	2.93	2.7	0.08	177	3.98	3.1	0.12	269	2.14	3.8	0.08	179
AngloGold Ashanti Total	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a production stage. A sulphuric acid price of $168/t is used.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K  - Summary Mineral Reserve for gold at the end of the financial year ended 31 December 2024, based on an estimated gold price of $1,600/oz, unless otherwise stated.

MINERAL RESERVE	AT 31 DECEMBER 2024
	Proven				Probable				Total Mineral Reserve
GOLD	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	92.34	1.80	166.04	5.34	242.00	2.22	536.54	17.25	334.34	2.10	702.58	22.59
Democratic Republic of the Congo	13.44	3.28	44.10	1.42	33.47	2.93	98.00	3.15	46.91	3.03	142.10	4.57
Kibali (45%) (1)(3)(8)	13.44	3.28	44.10	1.42	33.47	2.93	98.00	3.15	46.91	3.03	142.10	4.57
Ghana	7.35	5.75	42.28	1.36	53.99	4.14	223.47	7.18	61.34	4.33	265.75	8.54
Iduapriem (8)(11)	3.84	1.01	3.86	0.12	38.26	1.36	51.97	1.67	42.10	1.33	55.82	1.79
Obuasi (4)(8)	3.52	10.92	38.42	1.24	15.73	10.90	171.50	5.51	19.25	10.91	209.92	6.75
Guinea	4.74	0.71	3.38	0.11	71.83	0.88	62.98	2.03	76.57	0.87	66.37	2.13
Siguiri (85%) (1)(8)(14)	4.74	0.71	3.38	0.11	71.83	0.88	62.98	2.03	76.57	0.87	66.37	2.13
Tanzania	15.84	0.99	15.76	0.51	37.04	2.30	85.20	2.74	52.89	1.91	100.96	3.25
Geita (5)(8)(11)	15.84	0.99	15.76	0.51	37.04	2.30	85.20	2.74	52.89	1.91	100.96	3.25
Egypt	49.82	1.18	58.56	1.88	12.39	1.32	16.34	0.53	62.21	1.20	74.90	2.41
Sukari (50%) (1)(6)(7)(8)	49.82	1.18	58.56	1.88	12.39	1.32	16.34	0.53	62.21	1.20	74.90	2.41
Côte d'Ivoire	1.13	1.73	1.96	0.06	33.27	1.52	50.54	1.63	34.40	1.53	52.51	1.69
Doropo (90%) (1)(6)(9)	1.13	1.73	1.96	0.06	33.27	1.52	50.54	1.63	34.40	1.53	52.51	1.69
Americas Region	7.51	3.89	29.20	0.94	15.11	3.55	53.57	1.72	22.62	3.66	82.78	2.66
Argentina	2.43	3.16	7.68	0.25	5.62	2.35	13.19	0.42	8.05	2.59	20.87	0.67
Cerro Vanguardia (92.5%) (1)(8)	2.43	3.16	7.68	0.25	5.62	2.35	13.19	0.42	8.05	2.59	20.87	0.67
Brazil	5.08	4.23	21.52	0.69	9.49	4.25	40.39	1.30	14.57	4.25	61.91	1.99
AGA Mineração - Córrego do Sítio (10)(11)	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá (8)(12)	1.92	6.26	12.03	0.39	3.80	5.61	21.36	0.69	5.72	5.83	33.38	1.07
AGA Mineração - Lamego (8)(12)	0.74	3.04	2.26	0.07	1.06	3.18	3.36	0.11	1.80	3.12	5.62	0.18
Serra Grande (8)	1.58	2.93	4.63	0.15	2.62	2.59	6.78	0.22	4.20	2.72	11.40	0.37
Australia Region	24.31	1.34	32.61	1.05	16.99	2.33	39.52	1.27	41.30	1.75	72.13	2.32
Sunrise Dam (8)(15)	10.55	1.64	17.29	0.56	4.42	2.90	12.84	0.41	14.97	2.01	30.13	0.97
Tropicana (70%) (1)(8)(11)	13.77	1.11	15.32	0.49	12.57	2.12	26.68	0.86	26.33	1.59	42.00	1.35
Projects	—	—	—	—	197.03	0.58	114.47	3.68	197.03	0.58	114.47	3.68
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona (9)(13)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
North Bullfrog (9)	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
AngloGold Ashanti Total	124.16	1.84	227.86	7.33	471.12	1.58	744.11	23.92	595.29	1.63	971.97	31.25
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1)Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Kibali is operated by Barrick. AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,400/oz.  In 2024, the Pamao and Pamao South pit shells were determined based on a gold price of $1,700/oz, but financially evaluated and found to be profitable at a gold price of $1,400/oz (supporting the 2024 Mineral Reserve declaration). This is exceptional and is driven by the need to create space for in pit tailings, further saving on capital costs. In 2024, a cut-off grade range from 0.88g/t to 1.30g/t (varying according to area) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of
2.06g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5% to 91%  (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.

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(4)In 2024, for Obuasi, a cut-off grade range from 5.69g/t to 7.42g/t was applied to the underground (varying according to area). In 2024, a metallurgical recovery factor of 88% was applied to the open pit and underground.
(5)In 2024, for Geita, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from 1.98g/t to 2.88g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
(6)Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Reserve based on a gold price of $1,450/oz.
(7)In 2024, for Sukari, a cut-off grade of 0.44g/t was applied to the open pit and stockpile, and a cut-off grade of 2.34g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.
(8)Property currently in a production stage.
(9)Property currently in a development stage.
(10)The CdS operation was placed on care and maintenance in August 2023.
(11)Based on a gold price of $1,400/oz.
(12)Based on a gold price of $1,500/oz.
(13)Based on a gold price of $1,200/oz.
(14)Based on a gold price of $1,475/oz.
(15)  Based on a gold price of $1,550/oz.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the financial year ended
31 December 2024, based on an estimated copper price of $2.90/lb.

MINERAL RESERVE	AT 31 DECEMBER 2024
	Proven				Probable				Total Mineral Reserve
COPPER	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona (2)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2)Property currently in a development stage.

QUARTER 4 2024 EARNINGS RELEASE	36

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K  - Summary Mineral Reserve for silver at the end of the financial year ended 31 December 2024, based on an estimated silver price of $19.50/oz, unless otherwise stated.

MINERAL RESERVE	AT 31 DECEMBER 2024
	Proven				Probable				Total Mineral Reserve
SILVER	Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Argentina	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Cerro Vanguardia (92.5%) (1)(4)	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Projects	—	—	—	—	197.03	5.00	985.65	31.69	197.03	5.00	985.65	31.69
Colombia	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
Quebradona (3)(5)	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
North Bullfrog (3)(6)	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
AngloGold Ashanti Total	2.43	61.07	148.48	4.77	202.64	6.79	1,376.23	44.25	205.08	7.43	1,524.71	49.02
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted).
(1)Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)    Property currently in a development stage.
(4)    Property currently in a production stage.
(5)    Based on a silver price of $18.67/oz.
(6)    Based on a silver price of $19.58/oz.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K  - Summary Mineral Reserve for sulphur at the end of the financial year ended 31 December 2024.

MINERAL RESERVE	AT 31 DECEMBER 2024
	Proven				Probable				Total Mineral Reserve
SULPHUR	Tonnes (1)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
Brazil	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
AGA Mineração - Cuiabá (2)	1.92	5.3	0.10	226	3.80	3.9	0.15	330	5.72	4.4	0.25	556
AGA Mineração - Lamego (2)	0.74	2.4	0.02	40	1.06	2.3	0.02	54	1.80	2.4	0.04	93
AngloGold Ashanti Total	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.
(1)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2)Property currently in a production stage. A sulphuric acid price of $168/t is used.

QUARTER 4 2024 EARNINGS RELEASE	37

2024 I DIVIDENDS

AngloGold Ashanti plc today announces an interim dividend for the six months ended 31 December 2024 of 69 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2025
Ex-dividend on NYSE	Friday, 14 March
Record date	Friday, 14 March
Payment date	Friday, 28 March
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 69 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2025
Declaration date	Wednesday, 19 February
Currency conversion rate for South African rands announcement date	Friday, 7 March
Last date to trade ordinary shares cum dividend	Tuesday, 11 March
Ordinary shares trade ex-dividend	Wednesday, 12 March
Record date	Friday, 14 March
Payment date	Friday, 28 March
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 12 March 2025 and Friday, 14 March 2025, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between
Friday, 7 March 2025 and Friday, 14 March 2025, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 7 March 2025.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central Securities
Depositary (GH) LTD

2025
Currency conversion date	Friday, 7 March
Last date to trade and to register shares cum dividend	Tuesday, 11 March
Shares trade ex-dividend	Wednesday, 12 March
Record date	Friday, 14 March
Approximate payment date of dividend	Friday, 28 March
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding Company Ltd as depository agent 100 GhDSs represent one ordinary share

2025
Currency conversion date	Friday, 7 March
Last date to trade and to register GhDSs cum dividend	Tuesday, 11 March
GhDSs trade ex-dividend	Wednesday, 12 March
Record date	Friday, 14 March
Approximate payment date of dividend	Friday, 28 March
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 69 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢15.5000, the gross dividend payable per share, is equivalent to ca. ¢10.695 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

QUARTER 4 2024 EARNINGS RELEASE	38

NON-GAAP DISCLOSURE I RESULTS

NON-GAAP DISCLOSURE
From time to time AngloGold Ashanti may publicly disclose
certain “Non-GAAP” financial measures in the course of its
financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items
“total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”,
“sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry
guidelines and practices and are not measures under IFRS. In addition, AngloGold Ashanti also presents the financial items
“Adjusted EBITDA”, “Adjusted net debt” and “free cash flow” which are not measures under IFRS either. An investor should not
consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in
accordance with IFRS or as an indicator of the Group’s
performance. The Group uses certain Non-GAAP performance
measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior
operating periods. Non-GAAP financial measures should be
viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures
that other companies use.
During the financial year ended 31 December 2024, AngloGold
Ashanti’s reporting for managed operations shifted from an
attributable basis of reporting to a consolidated basis of
reporting. The change in reporting only impacts managed
operations with non-controlling interests (i.e., Siguiri, Cerro
Vanguardia and Sukari), whereas joint operations (i.e., Tropicana)
which are proportionately consolidated remain unaffected. Non-
managed joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling
interests on gold production, related unit revenue and cost
metrics have been discontinued. The metrics for the three
months and year ended 31 December 2023 have been adjusted
to reflect this change in reporting.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-
accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by
AngloGold Ashanti. Managed operations are reported on a
consolidated basis. Non-managed joint ventures are reported on an attributable basis.
ALL-IN SUSTAINING AND ALL-IN COSTS
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and
“all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to
develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the
economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an
extension of the existing “total cash costs” metric and
incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office
structures that support these operations, the community and
environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce -
managed operations” ($/oz) is calculated by dividing the
consolidated US dollar value of this cost metric by the
consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by
dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production.

QUARTER 4 2024 EARNINGS RELEASE	39

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
“All-in costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in costs per ounce -
non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
TOTAL CASH COSTS
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been
incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform
format for reporting total cash costs on a per ounce basis.
The guidance was first adopted in 1996 and revised in
November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment
costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce -
managed operations” ($/oz) is calculated by dividing the
consolidated US dollar value of this cost metric by the
consolidated ounces of gold produced. “Total cash costs per
ounce - non-managed joint ventures” ($/oz) is calculated by
dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
AVERAGE GOLD PRICE RECEIVED PER OUNCE
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the
market spot gold price. “Average gold price received per ounce -
managed operations” is calculated by dividing the consolidated
US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-
managed joint ventures” is calculated by dividing the attributable
US dollar value of this revenue metric by the attributable ounces of gold sold.
SUSTAINING CAPITAL EXPENDITURE
“Sustaining capital (expenditure)” is a Non-GAAP measure
comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets.
This includes replacement of vehicles, plant and machinery,
Mineral Reserve development, deferred stripping and capital
expenditure related to financial benefit initiatives, safety, health and the environment.
NON-SUSTAINING EXPENDITURE
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing
operations where these projects will materially increase
production.
While the Gold Institute provided definitions for the calculation of
“total cash costs” and the WGC published a revised Guidance
Note on “all-in sustaining costs” and “all-in costs” metrics during
2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that
“total cash costs”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and
“non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for
comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting
documentation, for use and decision making by the Chief
Operating Decision Maker (CODM), on a total basis.

QUARTER 4 2024 EARNINGS RELEASE	40

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold
Ashanti’s share of the “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-
sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make
operating and resource allocation decisions on a comparable
basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This
basis of calculating the metrics is consistent with the WGC’s
Guidance Note on “all-in sustaining costs” and “all-in costs”
metrics.
Although AngloGold Ashanti has shareholder rights and board
representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the
underlying operating results including “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure”
and “non-sustaining capital expenditure” with them at each
reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item.
AngloGold Ashanti’s use of “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-
sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis
consistent with its internal and external segmental reporting.
ADJUSTED EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated
and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’
EBITDA. The Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
“Adjusted EBITDA margin” is calculated as the percentage of
Adjusted EBITDA divided by revenue from product sales.
ADJUSTED NET DEBT
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS
16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold
Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
FREE CASH FLOW
“Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes cash inflow from
operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.
RECONCILIATIONS
A reconciliation of cost of sales as included in AngloGold
Ashanti’s financial and operational update for the three months ended 31 December 2024 and 31 December 2023, and the years
ended 31 December 2024 and 31 December 2023 to “all-in
sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”,
“all-in costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month periods ended 31
December 2024 and 31 December 2023, and each of the years
ended 31 December 2024 and 31 December 2023 is presented on
a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below. In addition, the
Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
A reconciliation of gold income as included in AngloGold
Ashanti’s financial and operational update for the three months ended 31 December 2024 and 31 December 2023, and the years
ended 31 December 2024 and 31 December 2023 to “average
gold price received per ounce” for each of the three-months
ended 31 December 2024 and 31 December 2023, and each of
the years ended 31 December 2024 and 31 December 2023 is
presented on a total (Group) and total (managed operations/non-
managed joint ventures) basis in Note B below.
A reconciliation of capital expenditure as included in AngloGold
Ashanti’s financial and operational update for the three months ended 31 December 2024 and 31 December 2023, and the years

QUARTER 4 2024 EARNINGS RELEASE	41

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
ended 31 December 2024 and 31 December 2023 to “sustaining
capital expenditure” and “non-sustaining capital expenditure” for each of the three-month periods ended 31 December 2024 and
31 December 2023, and each of the years ended 31 December
2024 and 31 December 2023 is presented on a total (Group), total
(managed operations/non-managed joint ventures) and segment
basis in Note C below.
A reconciliation of profit (loss) before taxation as included in
AngloGold Ashanti’s financial and operational update for the three months ended 31 December 2024 and 31 December 2023, and
the years ended 31 December 2024 and 31 December 2023, to
“Adjusted EBITDA” for each of the three-month periods ended
31 December 2024 and 31 December 2023, and each of the years ended 31 December 2024 and 31 December 2023 is presented on
a total (Group) basis in Note D below.
A reconciliation of total borrowings as included in AngloGold
Ashanti’s financial and operational update as at 31 December
2024 and 31 December 2023 to “Adjusted net debt” as at
31 December 2024 and 31 December 2023 is presented on a total
(Group) basis in Note E below.
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s financial and operational update for the three months ended 31 December 2024 and 31 December
2023, and the years ended 31 December 2024 and 31 December
2023 to “free cash flow” for each of the three-month periods ended 31 December 2024 and 31 December 2023, and each of
the years ended 31 December 2024 and 31 December 2023 is
presented on a total (Group) basis in Note F below.
Kibali, Democratic Republic of the Congo

QUARTER 4 2024 EARNINGS RELEASE	42

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
		AFRICA										AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	(3)	101	—	101	91	101	134	148	83	—	557	114	135	10	259
By-product revenue	—	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(25)	—	(25)	(19)	(22)	(14)	(42)	(20)	—	(117)	(19)	(39)	—	(58)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	31	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(3)	—	(3)	1	—	1	6	—	—	8	4	3	—	7
Sustaining exploration and study costs	—	—	—	—	—	1	2	(2)	—	—	1	—	—	—	—
Total sustaining capital expenditure	—	19	—	19	28	34	26	52	20	—	160	26	11	—	37
All-in sustaining costs (5)	28	93	—	93	100	113	150	161	83	—	607	125	109	10	244
Non-sustaining capital expenditure	—	17	—	17	22	20	3	6	—	—	51	—	3	—	3
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	—	1	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	—	1	—	3	2	3	1	10	2	2	7	11
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	1	(1)	—	(1)	1	(16)	—	—	—	—	(15)	—	—	—	—
Other provisions	—	—	—	—	1	1	2	—	—	—	4	—	—	4	4
All-in costs (5)	29	108	—	108	125	119	157	170	86	1	658	127	114	21	262
Gold sold - oz (000)	—	78	—	78	47	59	69	122	44	—	341	66	100	—	166
All-in sustaining costs per ounce - $/oz (1)	—	1,188	—	1,188	2,131	1,905	2,186	1,327	1,858	—	1,780	1,888	1,086	—	1,465
All-in costs per ounce - $/oz (1)	—	1,384	—	1,388	2,658	1,996	2,290	1,395	1,945	—	1,928	1,922	1,137	—	1,574

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs (per ounce)”, “all-in costs (per ounce)” and  “total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	43

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	AMERICAS						GROUP			ADJUSTED TO EXCLUDE THE SUKARI OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	99	98	32	1	230	—	101	1,043	1,144	960	1,061
By-product revenue	(30)	(2)	—	—	(32)	—	—	(34)	(34)	(34)	(34)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(21)	(33)	(8)	—	(62)	—	(25)	(238)	(263)	(218)	(243)
Adjusted for decommissioning and inventory amortisation	6	—	—	—	6	—	—	6	6	6	6
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	32	32	32	32
Lease payment sustaining	—	6	3	—	9	—	(3)	25	22	25	22
Sustaining exploration and study costs	1	1	—	—	2	—	—	3	3	3	3
Total sustaining capital expenditure	24	30	12	—	66	3	19	266	285	246	265
All-in sustaining costs (5)	79	100	40	—	219	4	93	1,102	1,195	1,019	1,112
Non-sustaining capital expenditure	—	—	—	—	—	13	17	67	84	67	84
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	1	1
Non-sustaining exploration and study costs	7	—	—	3	10	38	—	70	70	67	67
Care and maintenance	—	(29)	—	—	(29)	—	—	(29)	(29)	(29)	(29)
Closure and social responsibility costs not related to current operations	—	21	(1)	—	20	—	(1)	6	5	6	5
Other provisions	—	—	1	—	1	—	—	9	9	9	9
All-in costs (5)	86	93	40	3	222	55	108	1,226	1,334	1,140	1,248
Gold sold - oz (000)	44	74	22	—	140	—	78	647	725	603	681
All-in sustaining costs per ounce - $/oz (1)	1,811	1,344	1,842	—	1,574	—	1,188	1,702	1,647	1,691	1,633
All-in costs per ounce - $/oz (1)	1,971	1,250	1,834	—	1,593	—	1,388	1,895	1,840	1,891	1,834

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	44

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	(3)	101	101	91	101	134	148	83	—	557	114	135	10	259
- By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
- Inventory change	—	1	1	6	(1)	11	17	(17)	—	16	(1)	—	—	(1)
- Amortisation of tangible assets	(1)	(25)	(25)	(18)	(22)	(13)	(37)	(19)	—	(109)	(15)	(37)	—	(52)
- Amortisation of right of use assets	—	—	—	(1)	—	(1)	(5)	(1)	—	(8)	(4)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	(3)	(7)	(2)	(1)	—	—	(13)	(1)	(2)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(4)	77	77	74	71	129	121	46	—	441	93	93	9	195
Gold produced - oz (000)	—	80	80	50	60	74	136	40	—	360	66	100	—	166
Total cash costs per ounce - $/oz (1)	—	967	967	1,478	1,169	1,747	892	1,165	—	1,225	1,406	924	—	1,171

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	45

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	AMERICAS						GROUP			ADJUSTED TO EXCLUDE THE SUKARI OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	99	98	32	1	230	—	101	1,043	1,144	960	1,061
- By-product revenue	(30)	(2)	—	—	(32)	—	—	(34)	(34)	(34)	(34)
- Inventory change	9	(1)	1	—	9	—	1	24	25	41	42
- Amortisation of tangible assets	(21)	(27)	(7)	—	(55)	—	(25)	(217)	(242)	(198)	(223)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	—	(21)	(21)	(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	2	4	—	4	—	—	(12)	(12)	(12)	(12)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)	(1)	(1)
Total cash costs (5)	54	64	30	1	149	—	77	781	858	735	812
Gold produced - oz (000)	47	75	22	—	144	—	80	670	750	630	710
Total cash costs per ounce - $/oz (1)	1,155	859	1,338	—	1,035	—	967	1,165	1,144	1,165	1,143

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	46

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2023
		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	3	94	—	94	104	81	134	139	—	458	103	126	8	237
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
Realised other commodity contracts	2	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(25)	—	(25)	(31)	(18)	(17)	(24)	—	(90)	(19)	(40)	—	(59)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	30	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	2	—	2	1	—	—	7	—	8	8	3	—	11
Sustaining exploration and study costs	—	—	—	—	—	1	1	5	—	7	—	—	—	—
Total sustaining capital expenditure	1	13	—	13	33	56	41	61	—	191	15	16	—	31
All-in sustaining costs (5)	35	84	—	84	107	120	159	186	—	572	107	104	8	219
Non-sustaining capital expenditure	—	10	—	10	10	20	—	3	—	33	—	—	—	—
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	2	2	—	4	2	2	6	10
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	1	1	—	1	—	4	—	—	1	5	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	36	94	—	94	117	143	161	193	1	615	109	106	14	229
Gold sold - oz (000)	—	92	—	92	76	57	67	131	—	331	63	85	—	148
All-in sustaining costs per ounce - $/oz (1)	—	907	—	907	1,407	2,081	2,397	1,423	—	1,729	1,696	1,228	—	1,478
All-in costs per ounce - $/oz (1)	—	1,020	—	1,023	1,543	2,507	2,421	1,473	—	1,859	1,740	1,247	—	1,547

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs  (per ounce)”, “all-in costs (per ounce)” and “total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	47

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2023
	AMERICAS						GROUP				ADJUSTED TO EXCLUDE THE CÓRREGO do SITIO OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	83	103	45	—	231	—	94	929	1,023	3	100	228	926	1,020
By-product revenue	(31)	—	—	—	(31)	—	—	(33)	(33)	—	—	(31)	(33)	(33)
Realised other commodity contracts	—	—	—	—	—	—	—	2	2	—	—	—	2	2
Amortisation of tangible, intangible and right of use assets	(11)	(24)	(12)	—	(47)	—	(25)	(197)	(222)	—	(24)	(47)	(197)	(222)
Adjusted for decommissioning and inventory amortisation	—	(4)	—	—	(4)	—	—	(5)	(5)	—	(4)	(4)	(5)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	30	30	—	—	—	30	30
Lease payment sustaining	—	7	2	—	9	—	2	28	30	—	7	9	28	30
Sustaining exploration and study costs	1	—	—	—	1	—	—	8	8	—	—	1	8	8
Total sustaining capital expenditure	26	21	14	—	61	11	13	295	308	—	21	61	295	308
All-in sustaining costs (5)	68	103	49	—	220	11	84	1,057	1,141	3	100	217	1,054	1,138
Non-sustaining capital expenditure	—	2	—	—	2	4	10	39	49	2	—	—	37	47
Non-sustaining lease payments	—	1	—	—	1	—	—	2	2	1	—	—	1	1
Non-sustaining exploration and study costs	1	2	—	1	4	45	—	63	63	1	2	3	62	62
Care and maintenance	—	35	—	—	35	1	—	36	36	25	10	10	11	11
Closure and social responsibility costs not related to current operations	—	8	2	—	10	—	1	16	17	—	8	10	16	17
Other provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	69	152	50	1	272	62	94	1,214	1,308	32	120	240	1,182	1,276
Gold sold - oz (000)	41	76	25	—	142	—	92	621	713	2	74	140	619	711
All-in sustaining costs per ounce - $/oz (1)	1,660	1,350	1,925	—	1,543	—	907	1,701	1,598	1,587	1,343	1,542	1,701	1,598
All-in costs per ounce - $/oz (1)	1,673	1,994	1,988	—	1,907	—	1,023	1,954	1,833	15,896	1,619	1,708	1,909	1,794

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	48

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2023
		AFRICA								AUSTRALIA
	Corporate and other(3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	3	94	94	104	81	134	139	—	458	103	126	8	237
- By-product revenue	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
- Inventory change	—	1	1	3	4	(1)	11	—	17	(1)	14	—	13
- Amortisation of tangible assets	(1)	(25)	(25)	(30)	(18)	(17)	(20)	—	(85)	(12)	(38)	—	(50)
- Amortisation of right of use assets	—	—	—	(1)	—	—	(4)	—	(5)	(7)	(2)	—	(9)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	2	—	(3)	(4)	(3)	—	(10)	(2)	(3)	—	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	2	71	71	76	64	112	123	—	375	81	97	7	185
Gold produced - oz (000)	—	93	93	79	61	66	142	—	348	62	96	—	158
Total cash costs per ounce - $/oz (1)		761	761	962	1,040	1,693	868	—	1,076	1,314	1,015	—	1,177

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	49

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2023
	AMERICAS						GROUP				ADJUSTED TO EXCLUDE THE CÓRREGO do SITIO OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	83	103	45	—	231	—	94	929	1,023	3	100	228	926	1,020
- By-product revenue	(31)	—	—	—	(31)	—	—	(33)	(33)	—	—	(31)	(33)	(33)
- Inventory change	(4)	(4)	(1)	—	(9)	—	1	21	22	—	(4)	(9)	21	22
- Amortisation of tangible assets	(11)	(19)	(11)	—	(41)	—	(25)	(177)	(202)	—	(19)	(41)	(177)	(202)
- Amortisation of right of use assets	—	(5)	(1)	—	(6)	—	—	(20)	(20)	—	(5)	(6)	(20)	(20)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	—	1	—	2	—	2	(13)	(11)	—	(1)	2	(13)	(11)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)	(1)	(1)
Total cash costs (5)	39	73	32	—	144	—	71	706	777	3	70	141	703	774
Gold produced - oz (000)	41	75	25	—	141	—	93	647	740	2	73	139	645	738
Total cash costs per ounce - $/oz (1)	943	970	1,307	—	1,023	—	761	1,093	1,051	1,431	957	1,017	1,092	1,050

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	50

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
		AFRICA										AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	(1)	380	—	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	—	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(92)	—	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	—	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs (5)	112	354	—	354	385	430	569	680	83	—	2,147	434	411	36	881
Non-sustaining capital expenditure	—	57	—	57	61	57	9	15	—	—	142	—	51	—	51
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	—	2	—	—	—	—
Non-sustaining exploration and study costs	3	—	—	—	3	2	6	11	3	2	27	9	7	24	40
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	5	5	1	6	2	(25)	—	—	—	—	(23)	—	—	—	—
Other provisions	1	—	—	—	1	1	2	(3)	—	—	1	—	—	4	4
All-in costs (5)	121	416	1	417	451	466	586	705	86	2	2,296	443	469	64	976
Gold sold - oz (000)	—	309	—	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz (1)	—	1,146	—	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526
All-in costs per ounce - $/oz (1)	—	1,349	—	1,351	1,891	2,101	2,154	1,471	1,945	—	1,828	1,701	1,479	—	1,690

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs (per ounce)”, “all-in costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	51

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	AMERICAS						GROUP			ADJUSTED TO EXCLUDE THE SUKARI OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	368	352	136	2	858	—	380	3,726	4,106	3,643	4,023
By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)	(120)	(122)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	(92)	(752)	(844)	(732)	(824)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	—	5	5	5	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	118	118	118	118
Lease payment sustaining	—	27	10	—	37	1	(1)	99	98	99	98
Sustaining exploration and study costs	6	2	—	—	8	1	—	24	24	24	24
Total sustaining capital expenditure	71	98	40	—	209	5	68	864	932	844	912
All-in sustaining costs (5)	284	365	162	2	813	10	354	3,963	4,317	3,880	4,234
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	283	226	283
Non-sustaining lease payments	—	1	—	—	1	—	—	3	3	3	3
Non-sustaining exploration and study costs	10	—	1	5	16	142	—	228	228	225	225
Care and maintenance	—	48	—	—	48	3	—	51	51	51	51
Closure and social responsibility costs not related to current operations	—	33	35	—	68	—	6	50	56	50	56
Other provisions	—	—	1	—	1	—	—	7	7	7	7
All-in costs (5)	294	448	198	7	947	189	417	4,529	4,946	4,443	4,860
Gold sold - oz (000)	183	274	80	—	537	—	309	2,370	2,679	2,326	2,635
All-in sustaining costs per ounce - $/oz (1)	1,544	1,334	2,039	—	1,514	—	1,146	1,672	1,611	1,668	1,607
All-in costs per ounce - $/oz (1)	1,600	1,635	2,495	—	1,763	—	1,351	1,910	1,846	1,910	1,844

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	52

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
		AFRICA										AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	(1)	380	—	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	—	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	—	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	—	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	—	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(5)	289	—	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	—	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz (1)	—	935	—	935	1,118	1,214	1,703	984	1,165	—	1,212	1,343	1,132	—	1,287

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	53

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	AMERICAS						GROUP			ADJUSTED TO EXCLUDE THE SUKARI OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	368	352	136	2	858	—	380	3,726	4,106	3,643	4,023
- By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)	(120)	(122)
- Inventory change	1	(2)	—	—	(1)	—	2	(18)	(16)	(1)	1
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	(91)	(666)	(757)	(647)	(738)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	(1)	(86)	(87)	(86)	(87)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	1	(43)	(42)	(43)	(42)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)	(3)	(3)
Total cash costs (5)	189	237	113	2	541	—	289	2,790	3,079	2,744	3,033
Gold produced - oz (000)	175	271	80	—	526	—	309	2,352	2,661	2,312	2,621
Total cash costs per ounce - $/oz (1)	1,073	876	1,411	—	1,027	—	935	1,187	1,157	1,187	1,157

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	54

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2023
		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(5)	(99)	—	(99)	(129)	(61)	(39)	(91)	—	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	92	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	2	—	2	3	—	—	26	—	29	16	11	1	28
Sustaining exploration and study costs	—	—	—	—	—	2	6	12	(1)	19	2	1	—	3
Total sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
All-in sustaining costs (5)	101	326	—	326	357	401	514	672	(1)	1,943	404	393	31	828
Non-sustaining capital expenditure	—	33	—	33	46	66	4	29	—	145	—	37	—	37
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2	—	—	—	—
Non-sustaining exploration and study costs	—	1	—	1	—	—	7	9	1	17	5	6	22	33
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	5	7	1	8	(1)	(4)	—	1	1	(3)	1	(1)	(1)	(1)
Other provisions	1	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	107	367	1	368	402	463	525	713	1	2,104	410	435	52	897
Gold sold - oz (000)	—	343	—	343	268	226	260	479	—	1,233	256	301	—	557
All-in sustaining costs per ounce - $/oz (1)	—	951	—	951	1,329	1,777	1,976	1,403	—	1,576	1,583	1,304	—	1,487
All-in costs per ounce - $/oz (1)	—	1,069	—	1,074	1,500	2,050	2,020	1,488	—	1,706	1,603	1,446	—	1,612

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs (per ounce)”, “all-in costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	55

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2023
	AMERICAS						GROUP				ADJUSTED TO EXCLUDE THE CÓRREGO do SITIO OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non- managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração	Americas (6)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
Realised other commodity contracts	—	—	—	—	—	—	—	7	7	—	—	—	7	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(757)	(6)	(82)	(164)	(652)	(751)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	(4)	—	(3)	(2)	(5)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	94	—	—	—	94	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	102	7	26	33	93	95
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	32	—	1	8	32	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
All-in sustaining costs (5)	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Non-sustaining capital expenditure	—	2	—	—	2	16	33	200	233	2	—	—	198	231
Non-sustaining lease payments	—	2	—	—	2	—	—	4	4	2	—	—	2	2
Non-sustaining exploration and study costs	7	6	1	1	15	158	1	223	224	3	3	12	220	221
Care and maintenance	—	49	—	—	49	3	—	52	52	34	15	15	18	18
Closure and social responsibility costs not related to current operations	—	62	10	1	73	—	8	74	82	4	58	69	70	78
Other provisions	—	—	—	—	—	—	—	1	1	—	—	—	1	1
All-in costs (5)	264	637	200	4	1,105	192	368	4,405	4,773	169	468	936	4,236	4,604
Gold sold - oz (000)	163	285	86	—	534	—	343	2,324	2,667	43	242	491	2,281	2,624
All-in sustaining costs per ounce - $/oz (1)	1,581	1,807	2,198	—	1,805	—	951	1,657	1,566	2,894	1,615	1,710	1,634	1,544
All-in costs per ounce - $/oz (1)	1,616	2,231	2,325	—	2,066	—	1,074	1,895	1,790	3,949	1,927	1,901	1,857	1,754

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	56

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2023
		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	—	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	—	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	—	275	—	275	253	249	429	477	(1)	1,407	333	343	28	704
Gold produced - oz (000)	—	343	—	343	268	224	260	485	—	1,237	252	310	—	562
Total cash costs per ounce - $/oz (1)		802	—	802	943	1,114	1,650	984	—	1,138	1,318	1,105	—	1,251

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	57

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2023
	AMERICAS						GROUP				ADJUSTED TO EXCLUDE THE CÓRREGO do SITIO OPERATION
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Managed operations (6)	Group total (4)(6)
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
- By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
- Inventory change	(2)	(2)	—	1	(3)	—	2	12	14	(2)	—	(1)	14	16
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	(98)	(579)	(677)	(3)	(63)	(139)	(576)	(674)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	(1)	(78)	(79)	(3)	(19)	(25)	(75)	(76)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	2	(22)	(20)	(3)	(1)	—	(19)	(17)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	—	(4)	(4)	—	(2)	(4)	(4)	(4)
Total cash costs (5)	172	355	128	1	656	—	275	2,767	3,042	93	262	563	2,674	2,949
Gold produced - oz (000)	164	294	86	—	544	—	343	2,343	2,686	42	252	502	2,301	2,644
Total cash costs per ounce - $/oz (1)	1,045	1,210	1,498	—	1,207	—	802	1,181	1,133	2,217	1,041	1,122	1,162	1,115

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	58

NON-GAAP DISCLOSURE I NOTE B

FOR THE QUARTER 4 AND FULL YEAR I  2024 AND 2023

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Quarter			Quarter			Year			Year
	ended			ended			ended			ended
	Dec			Dec			Dec			Dec
	2024			2023			2024			2023
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations (1)	Non- managed joint ventures	Group (Equity) (1)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations (1)	Non- managed joint ventures	Group (Equity) (1)
Gold income per income statement				1,223		1,223				4,480		4,480
Adjustment for CdS gold income				(4)		(4)				(84)		(84)
Gold income	1,716	208	1,716	1,219	183	1,219	5,673	741	5,673	4,396	668	4,396
Associates and joint ventures’ share of gold income			208			183			741			668
Gold income	1,716	208	1,924	1,219	183	1,402	5,673	741	6,414	4,396	668	5,064

Gold sold - oz (000)	647	78	725	619	92	711	2,370	309	2,679	2,281	343	2,624
Average gold price received per ounce - $/oz	2,652	2,662	2,653	1,969	1,984	1,971	2,393	2,401	2,394	1,927	1,948	1,930

(1) Adjusted to exclude the Córrego do Sítio (“CdS”) operation which was placed on care and maintenance in August 2023.

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	59

NON-GAAP DISCLOSURE I NOTE C

QUARTER 4 2024 AND 2023

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 DECEMBER 2024
		AFRICA										AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	19	—	19	28	34	26	52	20	—	160	26	11	—	37
Non-sustaining capital expenditure	—	17	—	17	22	20	3	6	—	—	51	—	3	—	3
Capital expenditure	—	36	—	36	50	54	29	58	20	—	211	26	14	—	40

CAPITAL EXPENDITURE	AMERICAS						GROUP			ADJUSTED TO EXCLUDE SUKARI
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Managed operations (3)	Group total (1)(3)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	24	30	12	—	66	3	19	266	285	246	265
Non-sustaining capital expenditure	—	—	—	—	—	13	17	67	84	67	84
Capital expenditure	24	30	12	—	66	16	36	333	369	313	349

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 DECEMBER 2023
		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	13	—	13	33	56	41	61	—	191	15	16	—	31
Non-sustaining capital expenditure	—	10	—	10	10	20	—	3	—	33	—	—	—	—
Capital expenditure	1	23	—	23	43	76	41	64	—	224	15	16	—	31

CAPITAL EXPENDITURE	AMERICAS						GROUP				ADJUSTED TO EXCLUDE CDS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Managed operations (2)	Group total (1) (2)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	26	21	14	—	61	11	13	295	308	—	21	61	295	308
Non-sustaining capital expenditure	—	2	—	—	2	4	10	39	49	2	—	—	37	47
Capital expenditure	26	23	14	—	63	15	23	334	357	2	21	61	332	355

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	60

NON-GAAP DISCLOSURE I NOTE C

FULL YEAR 2024 AND 2023

CAPITAL EXPENDITURE	FOR THE YEAR ENDED 31 DECEMBER 2024
		AFRICA										AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	—	57	61	57	9	15	—	—	142	—	51	—	51
Capital expenditure	1	125	—	125	169	202	102	196	20	—	689	65	88	—	153

CAPITAL EXPENDITURE	AMERICAS						GROUP			ADJUSTED TO EXCLUDE SUKARI
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Managed operations (3)	Group total (1)(3)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	71	98	40	—	209	5	68	864	932	844	912
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	283	226	283
Capital expenditure	71	98	40	—	209	38	125	1,090	1,215	1,070	1,195

CAPITAL EXPENDITURE	FOR THE YEAR ENDED 31 DECEMBER 2023
		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure	—	33	—	33	46	66	4	29	—	145	—	37	—	37
Capital expenditure	1	85	—	85	142	214	78	191	—	625	47	87	1	135

CAPITAL EXPENDITURE	AMERICAS						GROUP				ADJUSTED TO EXCLUDE CDS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Managed operations (2)	Group total (1) (2)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
Non-sustaining capital expenditure	—	2	—	—	2	16	33	200	233	2	—	—	198	231
Capital expenditure	75	124	55	—	254	27	85	1,042	1,127	21	103	233	1,021	1,106
										1,654.00	1,311.00	—
(1)Total including equity-accounted non-managed joint ventures.
(2) All financial periods within the year ended 31 December 2023 have been adjusted  to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	61

NON-GAAP DISCLOSURE I NOTE D

ADJUSTED EBITDA	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (1)
Profit before taxation	698	144	1,672	63
Add back:
Finance costs and unwinding of obligations	41	44	167	157
Finance income	(38)	(35)	(160)	(127)
Amortisation of tangible, right of use and intangible assets	238	197	752	658
Other amortisation	(4)	4	(3)	3
Associates and joint ventures share of amortisation, interest, taxation and other	109	59	307	202
EBITDA	1,044	413	2,735	956

Adjustments:
Foreign exchange and fair value adjustments	(68)	48	1	170
Care and maintenance costs	(28)	36	51	52
Retrenchment and related costs	8	12	17	19
Reversal of impairment (net impairment), (derecognition of assets) and profit (loss) on disposal	(72)	65	(58)	221
Joint ventures share of costs	—	—	1	2
Adjusted EBITDA	884	574	2,747	1,420

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	62

NON-GAAP DISCLOSURE I NOTE E

ADJUSTED NET DEBT(1)	As at	As at
	Dec	Dec
	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited

Borrowings - non-current portion	1,901	2,032
Borrowings - current portion	83	207
Lease liabilities - non-current portion	65	98
Lease liabilities - current portion	76	73
Total borrowings	2,125	2,410
Less cash and cash equivalents, net of bank overdraft	(1,397)	(955)
Net debt	728	1,455

Adjustments:
IFRS16 lease adjustments	(126)	(149)
Unamortised portion of borrowing costs	26	30
Cash restricted for use	(61)	(68)
Adjusted net debt	567	1,268

Adjusted net debt to Adjusted EBITDA ratio	0.21	0.89

Total borrowings to profit before taxation	1.27	38.25

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	63

NON-GAAP DISCLOSURE I NOTE F

FREE CASH FLOW	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Cash generated from operations(1)	713	306	2,063	871
Dividends received from joint ventures	44	94	88	180
Taxation refund	—	36	6	36
Taxation paid	(67)	(32)	(189)	(116)
Net cash inflow from operating activities	690	404	1,968	971
Corporate restructuring costs	—	238	2	268
Capital expenditure on tangible and intangible assets	(333)	(334)	(1,090)	(1,042)
Net cash from operating activities after capital expenditure	357	308	880	197
Repayment of lease liabilities	(23)	(27)	(91)	(94)
Finance costs accrued and capitalised	(33)	(37)	(139)	(132)
Net cash flow after capital expenditure and interest	301	244	650	(29)
Repayment of loans advanced to joint ventures	10	—	149	—
Other net cash inflow from investing activities	42	47	113	125
Other	26	2	35	4
Add backs:
Cash restricted for use	10	—	(5)	9
Free cash flow(2)	389	293	942	109

(1) Includes working capital movements as per table below.
(2) Free cash flow has been adjusted to exclude corporate restructuring costs and Centamin acquisition costs.

(Increase) decrease in inventories	(55)	(21)	(78)	(58)
(Increase) decrease in trade receivables	(61)	29	(182)	(117)
Increase (decrease) in trade payables	(7)	74	6	82
Movement in working capital	(123)	82	(254)	(93)

Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	64

OTHER INFORMATION I EXCHANGE RATES

EXCHANGE RATES	Dec	Dec
	2024	2023
	Unaudited	Unaudited

ZAR/USD
Average for the year to date	18.32	18.45
Average for the quarter	17.89	18.73
Closing	18.85	18.28

AUD/USD
Average for the year to date	1.52	1.51
Average for the quarter	1.53	1.54
Closing	1.62	1.47

BRL/USD
Average for the year to date	5.39	5.00
Average for the quarter	5.83	4.96
Closing	6.19	4.84

ARS/USD
Average for the year to date	916.78	293.67
Average for the quarter	1,000.92	438.18
Closing	1,032.50	808.48

QUARTER 4 2024 EARNINGS RELEASE	65

OPERATING RESULTS I OPERATIONS AT A GLANCE

  QUARTER 4 2024 AND 2023

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23

AFRICA Non-managed joint ventures	80	93	577	478	394	433	—	—	1.13	1.72	4.64	4.76	—	—	2.55	3.17
Kibali - Attributable 45% (1)	80	93	577	478	394	433	—	—	1.13	1.72	4.64	4.76	—	—	2.55	3.17

AFRICA Managed operations	360	348	5,863	5,401	1,080	1,117	434	86	1.03	1.11	4.77	4.24	0.07	1.15	1.52	1.64
Iduapriem	50	79	1,422	1,516	—	—	—	—	1.09	1.61	—	—	—	—	1.09	1.61
Obuasi	60	61	—	—	301	285	11	86	—	—	6.21	6.30	1.02	1.15	6.01	5.10
Siguiri (4)	74	66	2,938	3,177	—	—	—	—	0.78	0.65	—	—	—	—	0.78	0.65
Geita	136	142	740	708	686	832	—	—	1.85	2.10	4.17	3.53	—	—	2.97	2.87
Sukari (4)	40	—	763	—	93	—	423	—	1.04	—	4.52	—	0.05	—	0.97	—

AUSTRALIA	166	158	1,603	1,616	977	1,002	—	—	1.52	1.64	2.80	2.24	—	—	2.00	1.87
Sunrise Dam	66	62	331	377	622	631	—	—	1.25	1.25	2.63	2.31	—	—	2.15	1.91
Tropicana - Attributable 70%	100	96	1,272	1,239	355	371	—	—	1.59	1.76	3.09	2.13	—	—	1.92	1.85

AMERICAS (2)	144	139	303	215	627	486	676	807	2.49	2.25	4.72	4.46	1.14	2.07	2.79	2.87
Cerro Vanguardia (4)	47	41	218	192	122	135	596	467	2.91	2.35	5.44	5.04	0.27	0.32	1.56	1.62
AngloGold Ashanti Mineração (2) (3)	75	73	—	—	245	84	80	340	—	—	7.01	9.00	7.59	4.47	7.15	5.37
Serra Grande	22	25	85	23	260	267	—	—	1.39	1.39	2.21	2.74	—	—	2.01	2.63

Managed operations (2)	670	645	7,769	7,232	2,684	2,605	1,110	894	1.19	1.26	4.04	3.51	0.72	1.98	1.80	1.87
Non-managed joint ventures	80	93	577	478	394	433	—	—	1.13	1.72	4.64	4.76	—	—	2.55	3.17
Group total including equity-accounted non-managed joint ventures (2)	750	738	8,346	7,710	3,078	3,038	1,110	894	1.18	1.29	4.11	3.69	0.72	1.98	1.86	1.97
Managed operations (excluding Sukari)	630	645	7,006	7,232	2,591	2,605	687	894	1.20	1.26	4.02	3.51	1.14	1.98	1.91	1.87
Non-managed joint ventures	80	93	577	478	394	433	—	—	1.13	1.72	4.64	4.76	—	—	2.55	3.17
Group total including equity-accounted non-managed joint ventures (excluding Sukari) (2)	710	738	7,583	7,710	2,985	3,038	687	894	1.20	1.29	4.10	3.69	1.14	1.98	1.96	1.97

(1) Equity-accounted joint venture.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies.

During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three months and year ended 31 December 2023 have been adjusted to reflect this change in reporting.

QUARTER 4 2024 EARNINGS RELEASE	66

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

QUARTER 4 2024 AND 2023

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23

AFRICA Non-managed joint ventures	101	94	107	90	967	761	1,188	907	5	3	14	10	17	10
Kibali - Attributable 45% (1)	101	94	107	90	967	761	1,188	907	5	3	14	10	17	10

AFRICA Managed operations	557	458	351	201	1,225	1,076	1,780	1,729	73	86	87	105	51	33
Iduapriem	91	104	34	47	1,478	962	2,131	1,407	17	24	11	9	22	10
Obuasi	101	81	57	33	1,169	1,040	1,905	2,081	21	23	13	33	20	20
Siguiri (4)	134	134	48	(2)	1,747	1,693	2,186	2,397	7	12	19	29	3	—
Geita	148	139	176	123	892	868	1,327	1,423	16	27	36	34	6	3
Sukari (4)	83	—	36	—	1,165	—	1,858	—	12	—	8	—	—	—
Administration and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	259	237	184	58	1,171	1,177	1,465	1,478	18	18	19	13	3	—
Sunrise Dam	114	103	63	21	1,406	1,314	1,888	1,696	14	9	12	6	—	—
Tropicana - Attributable 70%	135	126	131	44	924	1,015	1,086	1,228	4	9	7	7	3	—
Administration and other	10	8	(10)	(7)	—	—	—	—	—	—	—	—	—	—

AMERICAS (2)	230	231	169	72	1,035	1,017	1,574	1,542	39	34	27	27	—	2
Cerro Vanguardia (4)	99	83	47	31	1,155	943	1,811	1,660	11	12	13	14	—	—
AngloGold Ashanti Mineração (2) (3)	98	103	98	36	859	957	1,344	1,343	22	16	8	5	—	2
Serra Grande	32	45	25	5	1,338	1,307	1,842	1,925	6	6	6	8	—	—
Administration and other	1	—	(1)	—	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	3	11	13	4
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	8	4
North American projects	—	—	—	—	—	—	—	—	—	—	3	11	5	—

CORPORATE AND OTHER	(3)	3	3	(4)	—	—	—	—	—	—	—	1	—	—

Managed operations (2)	1,043	929	707	327	1,165	1,092	1,702	1,701	130	138	136	157	67	39
Non-managed joint ventures	101	94	107	90	967	761	1,188	907	5	3	14	10	17	10
Group total including equity-accounted non-managed joint ventures (2)	1,144	1,023	814	417	1,144	1,050	1,647	1,598	135	141	150	167	84	49
Managed operations (excluding Sukari)	960	929	671	327	1,165	1,092	1,691	1,701	118	138	128	157	67	39
Non-managed joint ventures	101	94	107	90	967	761	1,188	907	5	3	14	10	17	10
Group total including equity-accounted non-managed joint ventures (excluding Sukari) (2)	1,061	1,023	778	417	1,143	1,050	1,633	1,598	123	141	142	167	84	49

(1) Equity-accounted joint venture.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	67

OPERATING RESULTS I OPERATIONS AT A GLANCE

FULL YEAR 2024 AND 2023

OPERATIONS AT A GLANCE	FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23

AFRICA Non-managed joint ventures	309	343	2,229	2,065	1,598	1,635	—	—	0.99	1.58	4.63	4.54	—	—	2.51	2.89
Kibali - Attributable 45% (1)	309	343	2,229	2,065	1,598	1,635	—	—	0.99	1.58	4.63	4.54	—	—	2.51	2.89

AFRICA Managed operations	1,254	1,237	20,083	19,190	3,879	3,709	564	261	1.06	1.15	4.54	4.36	0.29	1.05	1.59	1.66
Iduapriem	237	268	5,410	5,430	—	—	—	—	1.36	1.54	—	—	—	—	1.36	1.54
Obuasi	221	224	—	—	1,144	1,017	141	261	—	—	5.89	6.58	0.99	1.05	5.35	5.45
Siguiri (4)	273	260	11,103	10,972	—	—	—	—	0.76	0.74	—	—	—	—	0.76	0.74
Geita	483	485	2,807	2,788	2,642	2,692	—	—	1.64	2.01	3.95	3.52	—	—	2.76	2.75
Sukari (4)	40	—	763	—	93	—	423	—	1.04	—	4.52	—	0.05	—	0.97	—

AUSTRALIA	572	562	6,427	6,731	3,709	3,808	—	—	1.19	1.21	2.73	2.45	—	—	1.75	1.66
Sunrise Dam	259	252	1,494	1,390	2,399	2,512	—	—	1.18	1.31	2.62	2.40	—	—	2.07	2.01
Tropicana - Attributable 70%	313	310	4,933	5,341	1,310	1,296	—	—	1.20	1.18	2.93	2.56	—	—	1.56	1.45

AMERICAS (2)	526	502	956	880	1,999	2,028	2,785	2,880	2.27	2.17	4.40	3.82	1.94	2.07	2.85	2.70
Cerro Vanguardia (4)	175	164	814	808	439	449	2,020	1,779	2.44	2.25	5.72	5.80	0.48	0.39	1.67	1.68
AngloGold Ashanti Mineração (2) (3)	271	252	—	—	663	526	765	1,101	—	—	6.02	4.91	5.80	4.78	5.90	4.82
Serra Grande	80	86	142	72	897	1,053	—	—	1.30	1.27	2.56	2.44	—	—	2.39	2.37

Managed operations (2)	2,352	2,301	27,466	26,801	9,587	9,545	3,349	3,140	1.13	1.20	3.81	3.48	1.66	1.98	1.81	1.81
Non-managed joint ventures	309	343	2,229	2,065	1,598	1,635	—	—	0.99	1.58	4.63	4.54	—	—	2.51	2.89
Group total including equity-accounted non-managed joint ventures (2)	2,661	2,644	29,695	28,866	11,185	11,180	3,349	3,140	1.12	1.22	3.93	3.64	1.66	1.98	1.87	1.90
Managed operations (excluding Sukari)	2,312	2,301	26,703	26,801	9,494	9,545	2,926	3,140	1.13	1.20	3.80	3.48	1.90	1.98	1.84	1.81
Non-managed joint ventures	309	343	2,229	2,065	1,598	1,635	—	—	0.99	1.58	4.63	4.54	—	—	2.51	2.89
Group total including equity-accounted non-managed joint ventures (excluding Sukari) (2)	2,621	2,644	28,932	28,866	11,092	11,180	2,926	3,140	1.12	1.22	3.92	3.64	1.90	1.98	1.90	1.90

(1) Equity-accounted joint venture.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	68

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

  FULL YEAR 2024 AND 2023

OPERATIONS AT A GLANCE	FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23

AFRICA Non-managed joint ventures	380	372	363	297	935	802	1,146	951	32	17	36	35	57	33
Kibali - Attributable 45% (1)	380	372	363	297	935	802	1,146	951	32	17	36	35	57	33

AFRICA Managed operations	1,924	1,739	1,096	664	1,212	1,138	1,709	1,576	333	273	214	207	142	145
Iduapriem	351	387	213	135	1,118	943	1,614	1,329	85	77	23	19	61	46
Obuasi	360	313	171	127	1,214	1,114	1,942	1,777	98	87	47	61	57	66
Siguiri (4)	518	473	136	31	1,703	1,650	2,093	1,976	28	21	65	53	9	4
Geita	612	566	540	370	984	984	1,418	1,403	110	88	71	74	15	29
Sukari (4)	83	—	36	—	1,165	—	1,858	—	12	—	8	—	—	—
Administration and other	—	—	—	1					—	—	—	—	—	—

AUSTRALIA	945	867	453	220	1,287	1,251	1,526	1,487	53	54	49	44	51	37
Sunrise Dam	430	399	197	99	1,343	1,318	1,665	1,583	36	21	29	26	—	—
Tropicana - Attributable 70%	479	438	292	151	1,132	1,105	1,297	1,304	17	33	20	17	51	37
Administration and other	36	30	(36)	(30)					—	—	—	1	—	—

AMERICAS (2)	858	931	517	162	1,027	1,122	1,514	1,710	143	160	66	92	—	2
Cerro Vanguardia (4)	368	307	180	102	1,073	1,045	1,544	1,581	38	41	33	34	—	—
AngloGold Ashanti Mineração (2) (3)	352	453	283	63	876	1,041	1,334	1,615	78	85	20	37	—	2
Serra Grande	136	169	56	(2)	1,411	1,498	2,039	2,198	27	34	13	21	—	—
Administration and other	2	2	(2)	(1)					—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	5	11	33	16
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	13	11
North American projects	—	—	—	—	—	—	—	—	—	—	5	11	20	5

CORPORATE AND OTHER	(1)	4	1	(5)					—	—	1	1	—	—

Managed operations (2)	3,726	3,541	2,067	1,041	1,187	1,162	1,672	1,634	529	487	335	355	226	200
Non-managed joint ventures	380	372	363	297	935	802	1,146	951	32	17	36	35	57	33
Group total including equity-accounted non-managed joint ventures (2)	4,106	3,913	2,430	1,338	1,157	1,115	1,611	1,544	561	504	371	390	283	233
Managed operations (excluding Sukari)	3,643	3,541	2,031	1,041	1,187	1,162	1,668	1,634	517	487	327	355	226	200
Non-managed joint ventures	380	372	363	297	935	802	1,146	951	32	17	36	35	57	33
Total including equity-accounted non-managed joint ventures (excluding Sukari) (2)	4,023	3,913	2,394	1,338	1,157	1,115	1,607	1,544	549	504	363	390	283	233

(1) Equity-accounted joint venture.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE	69

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditor: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲º (Chief Executive Officer)
GA Doran▲◊  (Chief Financial Officer)
Non-Executive
JE Tilk§ (Chairman)
KOF Busia△
B Cleaver^*
AM Ferguson*
AH Garner#
R Gasant^
J Magie§
N Newton-King^*
DL Sands#
*British §Canadian #American
▲Australian  ◊Irish  ^South African
△Ghanaian  ºColombian
Officers
C Stead
Company Secretary
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”,
“possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2023 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 19 February 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary